UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 _________________________
FORM 6-K
 _________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended March 31, 2022
Commission file number 1-12874
 _________________________
TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)
 _________________________
4th Floor, Belvedere Building,
69 Pitts Bay Road,
Hamilton, HM 08, Bermuda
(Address of principal executive office)
 _________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

TEEKAY CORPORATION AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2022

ITEM 1 – FINANCIAL STATEMENTS
TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF (LOSS) INCOME (note 20)
(in thousands of U.S. Dollars, except share and per share amounts)

	Three Months Ended March 31,
	2022	2021
	$	$
Revenues (note 3)	212,720	184,483
Voyage expenses	(101,622)	(69,042)
Vessel operating expenses	(71,941)	(78,536)
Time-charter hire expenses (note 5)	(5,550)	(5,271)
Depreciation and amortization	(25,080)	(26,684)
General and administrative expenses	(16,083)	(19,008)
Write-down of assets (note 13)	(421)	(715)
Restructuring charges (note 15)	(4,597)	(303)
Loss from vessel operations	(12,574)	(15,076)
Interest expense	(10,002)	(18,417)
Interest income	297	39
Realized and unrealized gains on non-designated derivative instruments (note 10)	1,967	703
Equity loss	(754)	(359)
Loss on bond repurchases (note 9)	(12,410)	—
Other loss (notes 7 and 10)	(283)	(951)
Loss from continuing operations before income taxes	(33,759)	(34,061)
Income tax recovery (note 12)	636	608
Loss from continuing operations	(33,123)	(33,453)
(Loss) income from discontinued operations (note 20)	(20,276)	94,957
Net (loss) income	(53,399)	61,504
Net loss (income) attributable to non-controlling interests (note 20)	54,287	(31,553)
Net income attributable to the shareholders of Teekay Corporation	888	29,951
Amounts attributable to the shareholders of Teekay Corporation
Loss from continuing operations	(33,123)	(33,453)
Net (income) loss attributable to non-controlling interests, continuing operations	(7,641)	25,113
Net loss attributable to the shareholders of Teekay Corporation, continuing operations	(40,764)	(8,340)
(Loss) income from discontinued operations (note 20)	(20,276)	94,957
Net loss (income) attributable to non-controlling interests, discontinued operations (note 20)	61,928	(56,666)
Net income attributable to the shareholders of Teekay Corporation, discontinued operations	41,652	38,291
Net income attributable to the shareholders of Teekay Corporation	888	29,951

Per common share attributable to the shareholders of Teekay Corporation (note 18)
• Basic and diluted loss from continuing operations attributable to shareholders of Teekay Corporation	(0.40)	(0.08)
• Basic and diluted income from discontinued operations attributable to shareholders of Teekay Corporation	0.41	0.38
• Basic and diluted income	0.01	0.30
Weighted average number of common shares outstanding (note 18)
• Basic and diluted	102,347,141	101,165,928

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(in thousands of U.S. Dollars)

	Three Months Ended March 31,
	2022	2021
	$	$
Net (loss) income	(53,399)	61,504
Other comprehensive income :
Other comprehensive income before reclassifications
Unrealized gain on qualifying cash flow hedging instruments - discontinued operations	—	38,006
Pension adjustments, net of taxes	56	(137)
Amounts reclassified from accumulated other comprehensive income
Realized loss on qualifying cash flow hedging instruments - discontinued operations	686	5,797
Other comprehensive income	742	43,666
Comprehensive (loss) income	(52,657)	105,170
Comprehensive loss (income) attributable to non-controlling interests	53,879	(57,359)
Comprehensive income attributable to shareholders of Teekay Corporation	1,222	47,811
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS (note 20)
(in thousands of U.S. Dollars, except share amounts)

	As at March 31, 2022	As at December 31, 2021
	$	$
ASSETS
Current
Cash and cash equivalents (notes 9 and 19)	111,605	108,977
Short-term investments (note 1)	220,000	—
Restricted cash – current (note 19)	2,200	2,227
Accounts receivable, including non-trade of $1,620 (2021 – $1,385)	72,580	59,951
Accrued revenue	57,512	44,503
Bunker and lube oil inventory	62,731	49,033
Prepaid expenses and other	23,320	14,020
Current portion of net investments in sales-type lease, net (note 3)	12,009	12,009
Assets held for sale (note 13)	28,531	43,543
Current assets - discontinued operations (note 20)	—	4,804,439
Total current assets	590,488	5,138,702
Restricted cash – non-current (note 19)	3,135	3,135
Vessels and equipment
At cost, less accumulated depreciation of $222,700 (2021 – $271,900) (notes 9 and 13)	656,525	925,249
Vessels related to finance leases, at cost, less accumulated amortization of $186,600 (2021 – $112,900) (note 5)	662,020	411,749
Operating lease right-of-use assets (note 5)	10,895	14,257
Total vessels and equipment	1,329,440	1,351,255
Investment in and loans, net to equity-accounted investment	12,200	12,954
Goodwill, intangibles and other non-current assets	23,374	25,936
Total assets	1,958,637	6,531,982
LIABILITIES AND EQUITY
Current
Accounts payable	48,422	41,081
Accrued liabilities and other (note 7)	83,275	103,063
Short-term debt (note 8)	28,000	25,000
Current portion of long-term debt (note 9)	34,309	255,306
Current obligations related to finance leases (note 5)	47,650	27,032
Current portion of operating lease liabilities (note 5)	9,215	9,389
Current liabilities - discontinued operations (note 20)	—	2,877,629
Total current liabilities	250,871	3,338,500
Long-term debt (note 9)	110,258	416,174
Long-term obligations related to finance leases (note 5)	415,530	267,449
Long-term operating lease liabilities (note 5)	2,746	4,868
Other long-term liabilities (note 7)	66,631	72,508
Total liabilities	846,036	4,099,499
Commitments and contingencies (notes 5, 8, 9, 10 and 11)
Equity
Common stock and additional paid-in capital ($0.001 par value; 725,000,000 shares authorized; 101,693,253 shares outstanding and issued (2021 – 101,571,141) (note 17)	1,054,060	1,053,802
Accumulated deficit	(492,631)	(513,242)
Non-controlling interest	554,107	1,917,433
Accumulated other comprehensive loss (note 16)	(2,935)	(25,510)
Total equity	1,112,601	2,432,483
Total liabilities and equity	1,958,637	6,531,982
Subsequent events (note 21)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. Dollars)

	Three Months Ended March 31,
	2022	2021
	$	$
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net (loss) income	(53,399)	61,504
Less: loss (income) from discontinued operations	20,276	(94,957)
Loss from continuing operations	(33,123)	(33,453)
Non-cash and non-operating items:
Depreciation and amortization	25,080	26,684
Unrealized gain on derivative instruments (note 10)	(2,140)	(1,120)
Write-down of assets (note 13)	421	715
Equity loss	754	359
Other	19,473	3,677
Change in operating assets and liabilities:
Receipts from sales-type lease	—	(293)
Change in other operating assets and liabilities	(50,459)	(46,483)
Asset retirement obligation expenditures	—	(920)
Expenditures for dry docking	(2,138)	(3,045)
Net operating cash flow - continuing operations	(42,132)	(53,879)
Net operating cash flow - discontinued operations	26,866	33,362
Net operating cash flow	(15,266)	(20,517)
FINANCING ACTIVITIES
Prepayments of long-term debt	(494,104)	(15,000)
Scheduled repayments of long-term debt	(51,299)	(2,808)
Proceeds from short-term debt	23,000	10,000
Prepayments of short-term debt	(20,000)	—
Proceeds from financing related to sales and leaseback of vessels, net of issuance costs	175,341	—
Scheduled repayments of obligations related to finance leases	(6,718)	(6,082)
Purchase of Teekay Tankers common shares (note 14)	(5,269)	—
Other financing activities	(985)	(61)
Net financing cash flow - continuing operations	(380,034)	(13,951)
Net financing cash flow - discontinued operations	—	(61,237)
Net financing cash flow	(380,034)	(75,188)
INVESTING ACTIVITIES
Expenditures for vessels and equipment	(4,071)	(913)
Purchase of short-term investments (note 1)	(220,000)	—
Proceeds from sale of vessels and equipment (note 13)	16,002	32,687
Proceeds from the sale of the Teekay Gas Business, net of cash sold ($178.0 million) (note 20)	454,789	—
Net investing cash flow - continuing operations	246,720	31,774
Net investing cash flow - discontinued operations	—	(7,191)
Net investing cash flow	246,720	24,583
Decrease in cash, cash equivalents and restricted cash	(148,580)	(71,122)
Cash, cash equivalents and restricted cash, beginning of the period	265,520	405,890
Cash, cash equivalents and restricted cash, end of the period	116,940	334,768
Supplemental cash flow information (note 19)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. Dollars, except share amounts)

	TOTAL EQUITY
	Thousands of Shares of Common Stock Outstanding #	Common Stock and Additional Paid-in Capital $	Accumulated Deficit $	Accumulated Other Compre- hensive Loss $	Non- controlling Interests $	Total $
Balance as at December 31, 2021	101,571	1,053,802	(513,242)	(25,510)	1,917,433	2,432,483
Net income (loss)	—	—	888	—	(54,287)	(53,399)
Other comprehensive income	—	—	—	334	408	742
Employee stock compensation	122	258	—	—	—	258
Impact of deconsolidation of the Teekay Gas Business (note 20)	—	—	—	22,241	(1,284,889)	(1,262,648)
Changes to non-controlling interest from equity contributions and other	—	—	19,723	—	(24,558)	(4,835)
Balance as at March 31, 2022	101,693	1,054,060	(492,631)	(2,935)	554,107	1,112,601

	TOTAL EQUITY
	Thousands of Shares of Common Stock Outstanding #	Common Stock and Additional Paid-in Capital $	Accumulated Deficit $	Accumulated Other Compre- hensive Loss $	Non- controlling Interests $	Total $
Balance as at December 31, 2020	101,109	1,057,319	(527,028)	(48,883)	1,989,883	2,471,291
Net income	—	—	29,951	—	31,553	61,504
Other comprehensive income	—	—	—	17,860	25,806	43,666
Dividends declared:
Other dividends	—	—	—	—	(19,174)	(19,174)
Employee stock compensation	177	939	—	—	—	939
Change in accounting policy	—	(6,334)	—	—	—	(6,334)
Changes to non-controlling interest from equity contributions and other	—	—	(20)	4	693	677
Balance as at March 31, 2021	101,286	1,051,924	(497,097)	(31,019)	2,028,761	2,552,569
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

1.Basis of Presentation
The unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). They include the accounts of Teekay Corporation (or Teekay), which is incorporated under the laws of the Republic of the Marshall Islands, its wholly-owned or controlled subsidiaries and any variable interest entities (or VIEs) of which Teekay is the primary beneficiary (collectively, the Company). On October 4, 2021, Teekay LNG Partners L.P. (or Teekay LNG Partners) (now known as Seapeak LLC (or Seapeak)) and Stonepeak, together with affiliates, entered into an agreement and plan of merger pursuant to which Stonepeak would acquire Teekay LNG Partners. In connection with the merger, the Company agreed to sell its general partner interest in Teekay LNG Partners, all of its common units in Teekay LNG Partners and certain subsidiaries which collectively contained the shore-based management operations of Teekay LNG Partners and certain of Teekay LNG Partners’ joint ventures (collectively, the Teekay Gas Business). The transactions closed on January 13, 2022, which resulted in Teekay deconsolidating the Teekay Gas Business for accounting purposes on that date. The presentation of certain information from prior periods in these unaudited consolidated financial statements reflects that the Teekay Gas Business was a discontinued operation of the Company as at December 31, 2021 (see Note 20 - Deconsolidation of Teekay Gas Business and Discontinued Operations for further information).
Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted from these unaudited interim consolidated financial statements and, therefore, these financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2021, included in the Company’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (or SEC) on April 6, 2022. In the opinion of management, these unaudited interim consolidated financial statements reflect all adjustments, consisting of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, cash flows and changes in total equity for the interim periods presented. The results of operations for the three months ended March 31, 2022, are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the unaudited financial statements and accompanying notes. Actual results could differ from those estimates. It is possible that the amounts recorded as derivative assets and liabilities could vary by material amounts prior to their settlement.

During the three months ended March 31, 2022, the Company entered into various time deposits with a range of maturity dates up to nine months from the origination date. The time deposits with initial maturity dates of more than three months, but less than one year from the origination date are classified as short-term investments on the unaudited consolidated balance sheets. The Company classified these investments as held-to-maturity investments, which are carried at amortized cost.
2. Recent Accounting Pronouncements
In March 2020, the FASB issued Accounting Standards Update 2020-04 - Reference Rate Reform (Topic 848) Facilitation of the Effects of Reference Rate Reform on Financial Reporting (or ASU 2020-04). This update provides optional guidance for a limited period of time to ease potential accounting impacts associated with transitioning away from reference rates that are expected to be discontinued, such as the London Interbank Offered Rate (or LIBOR). This update applies only to contracts, hedging relationships and other transactions that reference LIBOR or another reference rate expected to be discontinued. The Company adopted this update effective January 1, 2022. The Company does not expect any material impact from the adoption of ASU 2020-04.
3. Revenues
The Company’s primary source of revenue is chartering its vessels and providing operational and maintenance marine services through its Australia operations. The Company utilizes three primary forms of contracts, consisting of time charter contracts, voyage charter contracts and contracts for FPSO units. The Company also generates revenue from the management and operation of vessels owned by third parties. For a description of these contracts, see "Item 18 – Financial Statements: Note 2" in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
Revenue Table
The following tables contain the Company’s revenue, excluding revenue of the Teekay Gas Business (see Note 20), for the three months ended March 31, 2022 and 2021, by contract type, by segment and by business lines within segments:

	Three Months Ended March 31, 2022
	Teekay Tankers Conventional Tankers	Teekay Parent Offshore Production	Teekay Parent Marine Services and Other	Total

	$	$	$	$
Time charters	6,275	—	—	6,275
Voyage charters	164,751	—	—	164,751
FPSO contracts	—	12,838	—	12,838
Management fees and other	2,992	—	25,864	28,856
	174,018	12,838	25,864	212,720

	Three Months Ended March 31, 2021
	Teekay Tankers Conventional Tankers	Teekay Parent Offshore Production	Teekay Parent Marine Services and Other	Total

	$	$	$	$
Time charters	28,285	—	2,255	30,540
Voyage charters	112,201	—	—	112,201
FPSO contracts	—	10,817	—	10,817
Management fees and other	2,263	—	28,662	30,925
	142,749	10,817	30,917	184,483

The following table contains the Company's total revenue, excluding revenue of the Teekay Gas Business (see Note 20), for the three months ended March 31, 2022 and 2021, by those contracts or components of contracts accounted for as leases and by those contracts or components not accounted for as leases:

	Three Months Ended March 31,
	2022	2021
	$	$
Lease revenue
Lease revenue from lease payments of operating leases	175,346	147,058
Interest income on lease receivables	—	293
Variable lease payments – cost reimbursements (1)	8,518	6,207
	183,864	153,558
Non-lease revenue
Management fees and other income	28,856	30,925
	28,856	30,925
Total	212,720	184,483
(1)Reimbursement for vessel operating expenditures and dry-docking expenditures received from the Company's customers relating to such costs incurred by the Company to operate the vessel for the customer.
Operating Leases

As at March 31, 2022, the minimum scheduled future rentals to be received by the Company for time charters that were accounted for as operating leases were approximately $6.3 million (remainder of 2022).

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
Minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years. Minimum scheduled future revenues do not include revenue generated from new contracts entered into after March 31, 2022, revenue from unexercised option periods of contracts that existed on March 31, 2022, revenue from vessels in the Company’s equity-accounted investments, or variable or contingent revenues. In addition, minimum scheduled future operating lease revenues presented in this paragraph have been reduced by estimated off-hire time for any periodic maintenance and do not reflect the impact of revenue sharing agreements whereby time-charter revenues are shared with other revenue sharing agreement participants. The amounts may vary given unscheduled future events such as vessel maintenance.

Net Investment in Sales-Type Lease

On March 27, 2020, the Company entered into a bareboat charter with Britoil Limited (or BP), a subsidiary of BP p.l.c., for the Petrojarl Foinaven FPSO for a period up to December 2030. BP was able to cancel the charter on six-months' notice. Under the terms of this charter, Teekay received a cash payment of approximately $67 million in April 2020, receives a nominal per day rate over the life of the contract and will receive a fixed lump sum payment at the end of the contract period. The charter was classified and accounted for as a sales-type lease. In April 2021, the Company received formal notice that BP will suspend production from the Foinaven oil fields and permanently remove the Petrojarl Foinaven FPSO unit from the site. The Company expects the FPSO unit to be redelivered to Teekay Parent in the third quarter of 2022, at which point the Company intends to green-recycle the FPSO unit. Upon redelivery of the FPSO unit, the Company will receive a fixed lump sum payment of $11.6 million from BP, which the Company expects will cover the majority of the cost of green-recycling the FPSO unit. As at March 31, 2022, the net investment in sales-type lease was $12.0 million.
Contract Liabilities

The Company enters into certain customer contracts that result in situations where the customer will pay consideration upfront for performance to be provided in the following month or months. These receipts are contract liabilities and are presented as deferred revenue until performance is provided. As at March 31, 2022 and December 31, 2021, there were contract liabilities of $nil and $0.9 million, respectively. During the three months ended March 31, 2022, the Company recognized revenues of $0.9 million (three months ended March 31, 2021 - $4.2 million) included in contract liability at the beginning of such periods.

4. Segment Reporting
On October 4, 2021, Teekay LNG Partners (now known as Seapeak LLC) and Stonepeak, together with affiliates, entered into an agreement and plan of merger pursuant to which Stonepeak would acquire Teekay LNG Partners. In connection with the merger, the Company agreed to sell to Stonepeak the Teekay Gas Business, which included the Company’s general partner interest in Teekay LNG Partners, all of its common units in Teekay LNG Partners, and certain subsidiaries which collectively contained the shore-based management operations of Teekay LNG Partners and certain of Teekay LNG Partners' joint ventures. The Company’s interests in Teekay LNG Partners constituted the Company’s Teekay LNG segment. The Company’s shore-based management operations included in the transactions were included in the Company’s Teekay Parent – Marine Services and Other segment. The segment information below excludes the results of these operations that the Company sold on January 13, 2022, which resulted in Teekay deconsolidating the Teekay Gas Business for accounting purposes on that date. See Note 20 for information on the historical results of these operations and other information about this transaction.

The Company allocates capital and assesses performance from the separate perspectives of its publicly-traded subsidiary, Teekay Tankers, and from Teekay and its remaining subsidiaries (or Teekay Parent), as well as from the perspective of the Company's lines of business. The primary focus of the Company’s organizational structure, internal reporting and allocation of resources by the chief operating decision maker is on Teekay Tankers and Teekay Parent (the Legal Entity approach), and its segments are presented accordingly on this basis. The Company has three primary lines of business: (1) conventional tankers; (2) marine services; and (3) offshore production (FPSO units). The Company manages these businesses for the benefit of all stakeholders.

The following table includes the Company’s revenues by segment, excluding such amounts of the Teekay Gas Business (see Note 20), for the three months ended March 31, 2022 and 2021:

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

	Revenues
	Three Months Ended March 31,
	2022	2021
	$	$
Teekay Tankers
Conventional Tankers	174,018	142,749

Teekay Parent
Offshore Production	12,838	10,817
Marine Services and Other	25,864	30,917
	38,702	41,734

	212,720	184,483

The following table includes the Company’s loss from vessel operations by segment, excluding such amounts of the Teekay Gas Business (see Note 20), for the three months ended March 31, 2022 and 2021:

	Loss from Vessel Operations(1)
	Three Months Ended March 31,
	2022	2021
	$	$
Teekay Tankers
Conventional Tankers	(7,776)	(11,843)

Teekay Parent
Offshore Production	591	1,972
Marine Services and Other	(5,389)	(5,205)
	(4,798)	(3,233)

	(12,574)	(15,076)

(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
A reconciliation of total segment assets to consolidated total assets presented in the accompanying unaudited consolidated balance sheets is as follows:

	March 31, 2022	December 31, 2021
	$	$
Teekay Tankers – Conventional Tankers	1,564,429	1,568,177
Teekay Parent – Offshore Production	24,599	20,695
Teekay Parent – Marine Services and Other	27,644	16,788
Cash and cash equivalents	111,605	108,977
Short-term investments	220,000	—
Other assets not allocated	14,034	17,123
Eliminations	(3,674)	(4,217)
Consolidated total assets - continuing operations	1,958,637	1,727,543
Total assets - discontinued operations	—	4,804,439
Consolidated total assets	1,958,637	6,531,982

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
5. Leases
Obligations Related to Finance Leases

	March 31, 2022	December 31, 2021
	$	$

Obligations related to finance leases	466,409	295,828
Less: unamortized discount and debt issuance costs	(3,229)	(1,347)
Total obligations related to finance leases	463,180	294,481
Less: current portion	(47,650)	(27,032)
Long-term obligations related to finance leases	415,530	267,449

Teekay Tankers

As at March 31, 2022, Teekay Tankers had sale-leaseback financing transactions with financial institutions relating to 22 of Teekay Tankers' vessels, including eight vessels for which sale-leaseback financing transactions were completed in March 2022. In April 2022, Teekay Tankers completed sale-leaseback financing transactions with a financial institution relating to five additional vessels (see Note 21).

Under the sale-leaseback arrangements completed as of March 31, 2022, Teekay Tankers transferred the vessels to subsidiaries of the financial institutions (collectively, the Lessors) and leased the vessels back from the Lessors on bareboat charters ranging from six to 12-year terms ending between 2028 and 2031. Teekay Tankers is obligated to purchase four of the vessels upon maturity of their respective bareboat charters. Teekay Tankers also has the option to purchase each of the 22 vessels, 10 of which can be purchased between now and the end of their respective lease terms, four of which can be purchased starting in September 2023 until the end of their respective lease terms, and the remaining eight of which can be purchased starting in March 2024 until the end of their respective lease terms.

The bareboat charters related to all 22 of these vessels require that Teekay Tankers maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of the greater of $35.0 million and at least 5.0% of Teekay Tankers' consolidated debt and obligations related to finance leases.
Eighteen of the bareboat charters require Teekay Tankers to maintain, for each vessel, a minimum hull coverage ratio of 100% of the total outstanding principal balance. As at March 31, 2022, these ratios ranged from 108% to 150% (December 31, 2021 - ranged from 106% to 134%). The four remaining bareboat charters require Teekay Tankers to maintain, for each vessel, a minimum hull coverage ratio of 105% of the total outstanding principal balance. As at March 31, 2022, these ratios ranged from 145% to 153% (December 31, 2021 - ranged from 132% to 140%). For 10 of the bareboat charters, should any of these ratios drop below the required amount, the Lessor may request that Teekay Tankers prepay additional charter hire.
For the remaining 12 bareboat charters, should any of these ratios drop below the required amount, the Lessor may request that Teekay Tankers either prepay additional charter hire in the amount of the shortfall or, in certain circumstances, make a payment to reduce the outstanding principal balance or provide additional collateral satisfactory to the relevant Lessor in the amount of the shortfall, in each case to restore compliance with the relevant ratio.
The requirements of the bareboat charters are assessed annually with reference to vessel valuations compiled by one or more agreed upon third parties. As at March 31, 2022, Teekay Tankers was in compliance with all covenants in respect of its obligations related to finance leases.

The weighted average interest rate on Teekay Tankers’ obligations related to finance leases as at March 31, 2022 was 4.5% (December 31, 2021 – 4.8%).

As at March 31, 2022, the total remaining commitments related to the financial liabilities of these vessels were approximately $563.1 million (December 31, 2021 - $364.6 million), including imputed interest of $96.7 million (December 31, 2021 - $68.8 million), repayable from 2022 through 2031, as indicated below:

Commitments
At March 31, 2022
Year	$
Remainder of 2022	51,608
2023	67,514
2024	66,290
2025	64,896
2026	63,587
Thereafter	249,238

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
Operating Lease Liabilities

The Company charters-in vessels from other vessel owners on time-charter-in contracts, whereby the vessel owner provides use of the vessel to the Company, and also operates the vessel for the Company. A time-charter-in contract is typically for a fixed period of time, although in certain cases the Company may have the option to extend the charter. The Company typically pays the owner a daily hire rate that is fixed over the duration of the charter. The Company is generally not required to pay the daily hire rate for time charters during periods the vessel is not able to operate.

In March 2021, the charter contracts relating to the Suksan Salamander FSO unit were novated to Altera Infrastructure L.P. (or Altera), and the in-charter contract relating to the unit was terminated at the same time. This contract termination resulted in the Company derecognizing the associated right-of use asset and liability of $29.7 million and $29.5 million, respectively.

As at March 31, 2022, total minimum commitments to be incurred by the Company under time-charter-in contracts were approximately $19.0 million (remainder of 2022), $18.2 million (2023), $6.8 million (2024), $6.8 million (2025), $6.8 million (2026) and $17.8 million (thereafter), including one Aframax tanker newbuilding expected to be delivered to the Company in the fourth quarter of 2022 to commence a seven-year time charter-in contract.
6. Financial Instruments
a)Fair Value Measurements

For a description of how the Company estimates fair value and for a description of the fair value hierarchy levels, see "Item 18 – Financial Statements: Note 11" in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021.

The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the Company’s financial instruments that are not accounted for at fair value on a recurring basis.

		March 31, 2022		December 31, 2021
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring
Cash, cash equivalents and restricted cash (note 19)	Level 1	116,940	116,940	114,339	114,339
Short-term investments (note 1)	Level 1	220,000	220,000	—	—
Derivative instruments (note 10)
Interest rate swap agreement	Level 2	2,439	2,439	550	550
Foreign currency contracts	Level 2	(36)	(36)	(58)	(58)
Forward freight agreements	Level 2	225	225	(4)	(4)
Non-recurring
Assets held for sale	Level 2	13,844	13,844	40,854	40,854
Operating lease right-of-use assets (note 13)	Level 2	7,442	7,442	—	—
Equity-accounted investment	Level 2	—	—	9,174	9,174
Other
Advances to equity-accounted joint venture – long-term	(1)	3,780	(1)	3,780	(1)
Short-term debt (note 8)	Level 2	(28,000)	(28,000)	(25,000)	(25,000)
Long-term debt, including current portion – public (note 9)	Level 1	—	—	(239,807)	(240,963)
Long-term debt, including current portion – non-public (note 9)	Level 2	(144,567)	(147,703)	(431,673)	(436,892)
Obligations related to finance leases, including current portion (note 5)	Level 2	(463,180)	(471,100)	(294,481)	(306,386)

(1)In the unaudited interim consolidated financial statements, the Company’s advances to and investments in equity-accounted investments form the aggregate carrying value of the Company’s interests in entities accounted for by the equity method. The fair value of the advances to its equity-accounted joint venture was not determinable.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
7. Accrued Liabilities and Other and Other Long-Term Liabilities
Accrued Liabilities and Other

	March 31, 2022	December 31, 2021
	$	$

Accrued liabilities	70,055	93,728
Deferred revenues – current	—	852
Current portion of derivative liabilities (note 10)	70	180
Office lease liability – current	2,182	2,142
Asset retirement obligation – current	9,473	6,161
Other	1,495	—
	83,275	103,063
Other Long-Term Liabilities

	March 31, 2022	December 31, 2021
	$	$
Asset retirement obligation	5,274	8,792
Pension liabilities	6,662	7,416
Unrecognized tax benefits (note 12)	46,422	46,956
Office lease liability – long-term	8,198	8,666
Other	75	678
	66,631	72,508

Asset Retirement Obligations

The Company is currently in the process of recycling the Petrojarl Banff FPSO at an EU-approved shipyard and was also required to recycle the subsea equipment following removal from the field (or Phase 2). During the first half of 2020, the asset retirement obligation (or ARO) relating to the Petrojarl Banff FPSO unit and Phase 2 was increased based on changes to cost estimates and the carrying value of the unit was fully written down.

In April 2021, Teekay and CNR International (U.K.) Limited (or CNRI), on behalf of the Banff joint venture, entered into a Decommissioning Services Agreement (or DSA), whereby Teekay engaged CNRI to assume full responsibility for Teekay’s remaining Phase 2 obligations. The DSA was subject to certain conditions precedent that needed to be satisfied by June 1, 2021 (or any agreed extension thereto), failing which the DSA could have been terminated by either party. On May 27, 2021, all conditions precedent of the DSA that needed to be satisfied by June 1, 2021 were met. As such, Teekay was deemed to have fulfilled its prior decommissioning obligations associated with the Banff field and the Company derecognized the ARO and its associated receivable, resulting in a $33.0 million gain being recognized during the year ended December 31, 2021.
In March 2020, Teekay Parent entered into a new bareboat charter contract with the existing charterer of the Petrojarl Foinaven FPSO unit, which can be extended up to December 2030. Under the terms of the new contract, Teekay received a cash payment of $67 million in April 2020, receives a nominal per day rate over the life of the contract and will receive a fixed lump sum payment upon redelivery, which is expected to cover the majority of the costs of recycling the FPSO unit in accordance with the EU Ship Recycling Regulation. The total costs of recycling the FPSO unit will depend on a number of factors, including, among others, the nature and extent of prevailing EU Ship Recycling Regulation, the condition of the FPSO unit, and the availability of recycling facilities.

In April 2021, the charterer of the Petrojarl Foinaven FPSO unit announced its decision to suspend production from the Foinaven oil fields and permanently remove the Petrojarl Foinaven FPSO unit from the site. The Company currently expects the FPSO unit will be redelivered to Teekay Parent in August 2022, at which point the Company expects to receive the fixed lump sum payment from the charterer and intends to green-recycle the FPSO unit. During the year ended December 31, 2021, the Company increased the ARO liability relating to the Petrojarl Foinaven FPSO unit by $6.6 million, which consisted of a $2.7 million increase in the present value of the liability as a result of the earlier than expected redelivery of the FPSO unit and a $3.9 million increase in the cost estimate to recycle the unit. As of March 31, 2022, the carrying value of the related lease asset was $12.0 million, which is comprised of the expected fixed lump sum payment, the expected residual value of the asset and the day rate to be received over the remaining life of the contract, partially offset by a credit loss provision. As of March 31, 2022, the present value of the Petrojarl Foinaven FPSO unit's estimated ARO relating to recycling costs was $14.6 million.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
8. Short-Term Debt

As at March 31, 2022, Teekay Tankers Chartering Pte. Ltd. (or TTCL), a wholly-owned subsidiary of Teekay Tankers, had a working capital loan facility (or the Working Capital Loan), which provided for aggregate borrowings up to $80.0 million. The amount available for drawdown is limited to a percentage of certain receivables and accrued revenue, which is assessed weekly. As at March 31, 2022 the next maturity date of the Working Capital Loan was in May 2022, and has subsequently been extended to November 2022. The Working Capital Loan maturity date is continually extended for further periods of six months thereafter unless and until the lender gives notice in writing that no further extensions shall occur. Proceeds of the Working Capital Loan are used to provide working capital in relation to certain vessels subject to the revenue sharing agreements (or RSAs). Interest payments are based on Secured Overnight Financing Rate (or SOFR) plus a margin of 3.5%.

The Working Capital Loan is collateralized by the assets of TTCL. The Working Capital Loan requires Teekay Tankers to maintain its paid-in capital contribution under the RSAs and the retained distributions of the RSA counterparties in an amount equal to the greater of (a) an amount equal to the minimum average capital contributed by the RSA counterparties per vessel in respect of the RSA (including cash, bunkers or other working capital contributions and amounts accrued to the RSA counterparties but unpaid) and (b) a minimum capital contribution ranging from $20.0 million to $30.0 million based on the amount borrowed. As at March 31, 2022, $28.0 million (December 31, 2021 – $25.0 million) was owing under this facility, the aggregate available borrowings were $48.3 million (December 31, 2021 - $45.4 million) and the interest rate on the facility was 3.9% (December 31, 2021 – 3.6%). As at March 31, 2022, Teekay Tankers was in compliance with all covenants in respect of this facility.
9. Long-Term Debt

	March 31, 2022	December 31, 2021
	$	$
Revolving Credit Facility due December 2024	73,167	271,167
Senior Notes (9.25%) due November 15, 2022	—	243,395
Convertible Senior Notes (5%) due January 17, 2023	23,393	112,184
U.S. Dollar-denominated Term Loan due August 2023	50,531	53,339
Total principal	147,091	680,085
Less: unamortized discount and debt issuance costs	(2,524)	(8,605)
Total debt	144,567	671,480
Less: current portion	(34,309)	(255,306)
Long-term portion	110,258	416,174

As at March 31, 2022, the Company had one revolving credit facility (or the 2020 Revolver) available. The 2020 Revolver, as at such date, provided for aggregate borrowings of up to $212.7 million (December 31, 2021 - $344.9 million), of which $139.5 million was undrawn (December 31, 2021 - $73.7 million). Interest payments are based on LIBOR plus a margin of 2.40%. The aggregate amount available under the 2020 Revolver is scheduled to decrease by $56.7 million (remainder of 2022), $43.6 million (2023) and $112.4 million (2024). The 2020 Revolver is collateralized by first-priority mortgages granted on 21 of the Company’s vessels, together with other related security, and includes a guarantee from Teekay's subsidiaries for the credit facility's outstanding amount.

In May 2019, the Company issued $250.0 million in aggregate principal amount of 9.25% senior secured notes at par due November 2022 (or the 2022 Notes). During the three months ended March 31, 2022, the Company redeemed the 2022 Notes in full at a redemption price equal to 102.313%, plus accrued and unpaid interest. The total consideration for the redemption was $249.0 million, resulting in a loss of $9.2 million, which is included in loss on bond repurchases on the Company's unaudited consolidated statements of (loss) income.

On January 26, 2018, Teekay Parent completed a private offering of $125.0 million in aggregate principal amount of 5% Convertible Senior Notes due January 15, 2023 (or the Convertible Notes). At the election of the holder, the Convertible Notes are convertible into Teekay’s common stock, initially at a rate of 85.4701 shares of common stock per $1,000 principal amount of Convertible Notes. This represents an initial effective conversion price of $11.70 per share of common stock. The initial conversion price represents a premium of 20% to the concurrent common stock offering price of $9.75 per share. During the three months ended March 31, 2022, the Company announced that it had commenced a cash tender offer to purchase any and all of the Convertible Notes. The cash tender was completed in February 2022, with $85.0 million aggregate principal amount of the Convertible Notes validly tendered for repurchase, which represented approximately 75.8% of the total outstanding as of December 31, 2021. In March 2022, Teekay repurchased an additional $3.8 million of the principal of the Convertible Notes. The total consideration for these repurchases was $90.6 million, resulting in a loss of $3.2 million, which is included in loss on bond repurchases on the Company's unaudited consolidated statements of (loss) income for the three months ended March 31, 2022. The outstanding principal value of the Convertible Notes on March 31, 2022, was $23.4 million (December 31, 2021 - $112.2 million). As of March 31, 2022, the net carrying amount of the Convertible Notes was $23.3 million (December 31, 2021 - $111.4 million), which reflected unamortized debt issuance costs of $0.1 million (December 31, 2021 - $0.8 million). The estimated fair value (Level 2) of the Convertible Notes was $23.7 million as of March 31, 2022 (December 31, 2021 - $111.4 million). For the three months ended March 31, 2022, total interest expense for the Convertible Notes was $0.9 million with coupon interest expense of $0.8 million and amortization of debt issuance costs of $0.1 million.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
As at March 31, 2022, the Company had one U.S. Dollar-denominated term loan outstanding, which totaled $50.5 million in aggregate principal amount (December 31, 2021 – $53.3 million). Interest payments are based on LIBOR plus a margin of 2.25%. The term loan reduces in quarterly payments and has a balloon repayment due at maturity in 2023. The term loan is collateralized by first-priority mortgages on four (December 31, 2021 – four) of the Company’s vessels, together with certain other security.

The weighted-average interest rate on the Company’s aggregate long-term debt as at March 31, 2022 was 3.1% (December 31, 2021 – 5.3%). This rate does not include the effect of the Company’s interest rate swap agreement (see Note 10).

The aggregate annual long-term debt principal repayments required to be made by the Company subsequent to March 31, 2022 are $8.4 million (remainder of 2022), $65.5 million (2023) and $73.2 million (2024).

Two loan agreements require the Company to maintain a minimum hull coverage ratio of 125% of the total outstanding drawn balance and 125% of the total outstanding principal balance, respectively, for the facility periods. Such requirements are assessed on a semi-annual basis with reference to vessel valuations compiled by two or more agreed upon third parties. Should the ratios drop below the required amounts, the lenders may request that the Company either prepay a portion of the applicable loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at the Company's option. As at March 31, 2022, the hull coverage ratios were 635% and 202% for the two loan agreements, respectively. A decline in the tanker market could negatively affect these ratios.

Certain loan agreements require Teekay Tankers to maintain minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of the greater of $35.0 million and at least 5.0% of Teekay Tankers' total consolidated debt and obligations related to finance leases.

As at March 31, 2022, the Company was in compliance with all covenants under its credit facilities and other long-term debt.
10. Derivative Instruments and Hedging Activities
The Company uses derivative instruments to manage certain risks in accordance with its overall risk management policies.

Foreign Exchange Risk

From time to time, the Company economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts.

As at March 31, 2022, the Company was committed to the following foreign currency forward contracts:

			Fair Value / Carrying Amount of Asset / (Liability) $
	Contract Amount in			Expected Maturity $
	Foreign Currency	Average Forward Rate (1)		2022
GBP	6,600	0.75808	(36)	8,706

(1) Average contractual exchange rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

As at March 31, 2022, the Company's foreign currency contracts are with the same counterparty and are subject to the same master agreement. The master agreement provides for the net settlement of all contracts subject to that master agreement through a single payment in the event of default or termination of any one contract. The fair value of these contracts is presented on a gross basis in the Company’s unaudited consolidated balance sheets.

Forward Freight Agreements

The Company uses forward freight agreements (or FFAs) in non-hedge-related transactions to increase or decrease its exposure to spot market rates, within defined limits. Net gains and losses from FFAs are recorded within realized and unrealized gains on derivative instruments in the Company's consolidated statements of (loss) income.

Interest Rate Risk

The Company enters into interest rate swap agreements, which exchange a receipt of floating interest for a payment of fixed interest, to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. The Company does not designate its interest rate swap agreement as a cash flow hedge for accounting purposes.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
As at March 31, 2022, the Company was committed to the following interest rate swap agreement related to its LIBOR-based debt whereby certain of the Company’s floating-rate debts were swapped with fixed-rate obligations:

	Interest Rate Index	Principal Amount	Fair Value / Carrying Amount of Asset / (Liability) $	Weighted- Average Remaining Term (years)	Fixed Swap Rate (%)(1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swap agreement	LIBOR	50,000	2,439	2.8	0.76

(1)Excludes the margins the Company pays on its variable-rate long-term debt which, as of March 31, 2022, ranged from 2.25% to 2.40%.

Tabular Disclosure

The following tables present the location and fair value amounts of derivative instruments, segregated by type of contract, on the Company’s unaudited consolidated balance sheets.

	Prepaid Expenses and Other	Goodwill, Intangibles and Other Non-Current Assets	Accrued Liabilities and Other (1)
	$	$	$
As at March 31, 2022
Derivatives not designated as a cash flow hedge:
Foreign currency contracts	34	—	(70)
Interest rate swap agreement	561	1,878	—
Forward freight agreements	225	—	—
	820	1,878	(70)

	Prepaid Expenses and Other	Goodwill, Intangibles and Other Non-Current Assets	Accrued Liabilities and Other (1)
	$	$	$
As at December 31, 2021
Derivatives not designated as a cash flow hedge:
Foreign currency contracts	—	—	(58)
Interest rate swap agreement	—	668	(118)
Forward freight agreements	—	—	(4)
	—	668	(180)
(1)Represents the current portion of derivative liabilities presented in accrued liabilities and other on the consolidated balance sheets (see Note 7).

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

Realized and unrealized (losses) gains from derivative instruments that are not designated for accounting purposes as cash flow hedges are recognized in earnings and reported in realized and unrealized gains on non-designated derivatives in the unaudited consolidated statements of (loss) income as follows:

	Three Months Ended March 31,
	2022	2021
	$	$
Realized (losses) gains relating to:
Interest rate swap agreement	(67)	(445)
Foreign currency contracts	(83)	—
Forward freight agreements	(23)	28
	(173)	(417)
Unrealized gains (losses) relating to:
Interest rate swap agreement	1,889	1,153
Foreign currency contracts	22	—
Forward freight agreements	229	(33)
	2,140	1,120
Total realized and unrealized gains on derivative instruments	1,967	703

The Company is exposed to credit loss to the extent the fair value represents an asset in the event of non-performance by the counterparty to the interest rate swap agreement; however, the Company does not anticipate non-performance by the counterparty. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

11. Commitments and Contingencies
a)Liquidity

Management is required to assess whether the Company will have sufficient liquidity to continue as a going concern for the one-year period following the issuance of its financial statements. The Company had consolidated net loss from continuing operations of $33.1 million and consolidated negative cash flows from operating activities related to continuing operations of $42.1 million during the three months ended March 31, 2022 and had a consolidated working capital surplus of $339.6 million as at March 31, 2022. This working capital surplus included approximately $34.3 million related to scheduled maturities and repayments of debt in the next 12 months and $220.0 million of short-term investments.
Based on Teekay Tankers' liquidity as at the date these unaudited consolidated financial statements were issued, including the liquidity generated from the sale of two tankers in April 2022, the completion of the sale-leaseback financing of five vessels in April 2022 (see Note 21), and from the expected cash flows from Teekay Tankers' operations over the following year, Teekay Tankers estimates that it will have sufficient liquidity to meet its minimum liquidity requirements under its financial covenants and to continue as a going concern for at least a one-year period following the issuance of these unaudited consolidated financial statements.

Based on the Company’s liquidity at the date these unaudited consolidated financial statements were issued and the liquidity the Company expects to generate from operations over the following year, the Company expects that it will have sufficient liquidity to continue as a going concern for at least the one-year period following the issuance of these unaudited consolidated financial statements.
b)Legal Proceedings and Claims

The Company may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. The Company believes that any adverse outcome of existing claims, individually or in the aggregate, would not have a material effect on its financial position, results of operations or cash flows, when taking into account its insurance coverage and indemnifications from charterers.

During 2021, Teekay Tankers completed the repurchase of eight vessels from one Lessor. In April 2021, Teekay Tankers was served with a claim from the counterparty of the bareboat charters relating to these vessels, for reimbursement of breakage costs in respect of interest rate swaps that were entered into by the counterparty at the time of the original transaction in connection with the counterparty's then-underlying financing. Teekay Tankers filed a defense to this claim in June 2021, rejecting the claim that Teekay Tankers is responsible for paying these breakage cost reimbursements under the terms of the bareboat charters. As of March 31, 2022, the amount of breakage costs being claimed was $7.3 million. No loss provision in respect of this claim has been made by Teekay Tankers based on its assessment of the merits of the claim.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

c)Other

The Company enters into indemnification agreements with certain officers and directors. In addition, the Company enters into other indemnification agreements in the ordinary course of business. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains what it believes is appropriate liability insurance that reduces its exposure and enables the Company to recover future amounts paid up to the maximum amount of the insurance coverage, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.
12. Income Tax Recovery
The components of the provision for income tax recovery are as follows:

	Three Months Ended March 31,
	2022	2021
	$	$
Current	1,061	41
Deferred	(425)	567
Income tax recovery	636	608
Included in the Company's current income tax recovery are provisions for uncertain tax positions relating to freight taxes. Positions relating to freight taxes can vary each period depending on the trading patterns of the Company's vessels.
The following table reflects changes in uncertain tax positions relating to freight tax liabilities, which are recorded in other long-term liabilities and accrued liabilities on the Company's unaudited consolidated balance sheets:

	Three Months Ended March 31,
	2022	2021
	$	$
Balance of unrecognized tax benefits as at January 1	46,956	51,562
Increases for positions related to the current year	426	1,062
Increases for positions related to prior years	1,243	1,307
Decrease related to statute of limitations	(2,344)	(2,460)
Foreign exchange loss (gain)	141	(617)
Balance of unrecognized tax benefits as at March 31	46,422	50,854
The Company does not presently anticipate that its provisions for uncertain tax positions relating to freight taxes will significantly increase in the next 12 months; however, this is dependent on the jurisdictions in which vessel trading activity occurs. The Company reviews its freight tax obligations on a regular basis and may update its assessment of its tax positions based on available information at the time. Such information may include legal advice as to the applicability of freight taxes in relevant jurisdictions. Freight tax regulations are subject to change and interpretation; therefore, the amounts recorded by the Company may change accordingly.
13. Write-down of assets
The Company's write-downs and vessel sales generally relate to vessels approaching the end of their useful lives as well as other vessels it strategically sells, or is attempting to sell, to reduce exposure to a certain vessel class.

The following table contains the (write-down) and the reversal of a previous write-down of assets for the three months ended March 31, 2022 and 2021:

			Three Months Ended March 31,
Segment	Asset Type	Completion of Sale Date	2022	2021
			$	$
Teekay Tankers Segment - Conventional Tankers (1)	1 Aframax	Apr-22	645	—
Teekay Tankers Segment - Conventional Tankers	Operating lease right-of-use assets	N/A	(1,066)	(715)
Total			(421)	(715)

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
(1)As at March 31, 2022 and December 31, 2021, Teekay Tankers classified two Aframax tankers, including their bunker and lube oil inventory, as held for sale on the Company's unaudited consolidated balance sheets, and one of these vessels was written down to its estimated sales price, less estimated selling costs at December 31, 2021. In March 2022, the Company agreed to the sale of both vessels for a total price of $28.1 million, and the previous write-down of $0.6 million for one of these vessels was reversed. Both vessels were delivered to their new owners in April 2022 (see Note 21).
14. Related Party Transactions
Until the sale of the Teekay Gas Business in January 2022, the Company provided ship management and corporate services to certain of its equity-accounted joint ventures that own and operate LNG carriers on long-term charters, all of which form part of discontinued operations as at December 31, 2021. In addition, the Company was reimbursed for costs incurred by the Company for its seafarers operating these LNG carriers. On October 4, 2021, the Company entered into an agreement to, among other things, sell certain subsidiaries which collectively contained the shore-based management operations for certain of Teekay LNG Partners’ joint ventures (see Note 20). This sale closed on January 13, 2022. Following this sale, the Company no longer provides ship management and corporate services to Seapeak's joint ventures. For the period from January 1, 2022 to January 13, 2022, the Company earned $0.6 million (three months ended March 31, 2021 – $19.9 million) of fees pursuant to these management agreements and reimbursement of costs. Such amounts for the three months ended March 31, 2022 are reflected in revenues, and amounts for the three months ended March 31, 2021 are recorded in income from discontinued operations (see Note 20) in the consolidated statements of (loss) income.

In September 2018, Teekay LNG Partners (now known as Seapeak LLC) entered into an agreement with its 52%-owned joint venture with Marubeni Corporation (or the MALT Joint Venture) to charter in one of the MALT Joint Venture's LNG carriers, the Magellan Spirit, which charter had an original term of two years and was further extended by 21 months to June 2022. Time-charter hire expenses for the period from January 1, 2022 to January 13, 2022 were $0.8 million (three months ended March 31, 2021 - $5.9 million), and such amounts are reflected in (loss) income from discontinued operations (see Note 20) in the consolidated statements of (loss) income.

During the three months ended March 31, 2022, Teekay Parent purchased an additional 0.5 million of Teekay Tankers' Class A common shares through open market purchases for $5.3 million at an average price of $10.82 per share. As a result of the purchases, the Company recorded a dilution gain of $6.5 million, which was included in accumulated deficit for the three months ended March 31, 2022. In December 2021, Teekay Parent purchased 0.4 million of Teekay Tankers’ Class A common shares through open market purchases for $4.7 million at an average price of $11.27 per share. As a result of the purchases, the Company recorded a dilution gain of $5.7 million, which was included in accumulated deficit for the year ended December 31, 2021.
15. Restructuring Charges
During the three months ended March 31, 2022, the Company recorded restructuring charges of $4.6 million, $2.4 million of which were recovered from Seapeak and were recorded as part of revenues on the consolidated statements of (loss) income. The restructuring charges primarily related to the reorganization and realignment of resources of the Company's shared service functions following the sale of the Teekay Gas Business and costs associated with the termination of the charter contract for the Sevan Hummingbird FPSO unit.

During the three months ended March 31, 2021, the Company recorded restructuring charges of $0.3 million, primarily relating to severance costs resulting from the reorganization and realignment of resources of the Company's shared service functions.

As at March 31, 2022 and December 31, 2021, $3.9 million and $4.7 million, respectively, of restructuring liabilities were recorded in accrued liabilities and other on the unaudited consolidated balance sheets. Included in the restructuring liabilities as at December 31, 2021 are costs related to the reorganization and realignment of resources of the Company's shared service functions following the sale of the Teekay Gas Business, $3.1 million of which were paid for by the Teekay Gas Business as part of the sale transaction (see Note 20).
16. Accumulated Other Comprehensive Loss
As at March 31, 2022 and December 31, 2021, the Company’s accumulated other comprehensive loss consisted of the following components:

	March 31,	December 31,
	2022	2021
	$	$
Unrealized loss on qualifying cash flow hedging instruments	—	(22,514)
Pension adjustments, net of tax recoveries	(2,935)	(2,996)
	(2,935)	(25,510)
17. Capital Stock
The authorized capital stock of Teekay as at March 31, 2022 and December 31, 2021 was 25 million shares of preferred stock, with a par value of $1 per share, and 725 million shares of common stock, with a par value of $0.001 per share. As at March 31, 2022, Teekay had no shares of preferred stock issued.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

In December 2020, Teekay filed a continuous offering program (or COP) under which Teekay may issue shares of its common stock at market prices up to a maximum aggregate amount of $65.0 million. As of March 31, 2022, no shares of common stock have been issued under this COP.

18. Net Income Per Share

	Three Months Ended March 31,
	2022	2021
	$	$
Net income attributable to the shareholders of Teekay Corporation:
- Continuing operations - basic and diluted	(40,764)	(8,340)
- Discontinued operations - basic and diluted	41,652	38,291
	888	29,951

Weighted average number of common shares (1)	102,347,141	101,165,928
Common stock and common stock equivalents	102,347,141	101,165,928

Net income per common share
- Continuing operations - basic and diluted	(0.40)	(0.08)
- Discontinued operations - basic and diluted	0.41	0.38
- Basic and diluted	0.01	0.30

(1) Includes common stock related to non-forfeitable stock-based awards.

Stock-based awards and the conversion feature on the Convertible Notes that have an anti-dilutive effect on the calculation of diluted (loss) income per common share from continuing operations are excluded from diluted (loss) income per common share, including diluted (loss) income per common share from continuing operations and discontinued operations. For the three months ended March 31, 2022, 11.6 million shares of Common Stock from stock-based awards and the conversion feature on the Convertible Notes (three months ended March 31, 2021 - 16.7 million) were excluded from the computation of diluted earnings per common share for these periods, as including them would have had an anti-dilutive impact.

19. Supplemental Cash Flow Information
Total cash, cash equivalents and restricted cash are as follows:

	March 31, 2022	December 31, 2021	March 31, 2021	December 31, 2020
	$	$	$	$
Cash and cash equivalents	111,605	108,977	110,004	128,743
Restricted cash – current	2,200	2,227	2,820	2,786
Restricted cash – non-current	3,135	3,135	3,135	3,135
Current assets - discontinued operations - cash	—	101,190	174,070	220,042
Current assets - discontinued operations - restricted cash	—	11,888	5,702	8,358
Non-current assets - discontinued operations - restricted cash	—	38,103	39,037	42,826
	116,940	265,520	334,768	405,890

The Company maintains restricted cash deposits relating to certain FFAs (see Note 10) and as required by the Company's obligations related to certain finance leases (see Note 5).

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
20. Deconsolidation of Teekay Gas Business and Discontinued Operations

On October 4, 2021, the Company entered into agreements to sell its general partner interest in Teekay LNG Partners (now known as Seapeak LLC), all of its common units in Teekay LNG Partners and certain subsidiaries which collectively contained the shore-based management operations of the Teekay Gas Business. These transactions closed on January 13, 2022, which resulted in Teekay deconsolidating the Teekay Gas Business for accounting purposes on January 13, 2022. Upon closing of the transactions, the Company received gross proceeds of $641 million at which date the Teekay Gas Business had a cash, cash equivalents and restricted cash balance of $178.0 million.

On such date, the Company recognized both the net cash proceeds it received from Stonepeak and derecognized the carrying value of both the Teekay Gas Business' net assets and the non-controlling interest in the Teekay Gas Business, with the difference between the amounts recognized and derecognized being the loss on deconsolidation of $58.7 million, which is included in loss from discontinued operations in the statement of (loss) income for the three months ended March 31, 2022.

Immediately prior to the sale of the Teekay Gas Business, the Company had unrecognized gains of $84.8 million on the sale of vessels in prior years from its wholly-owned subsidiaries to its non-wholly-owned subsidiary, Teekay LNG Partners (or Deferred Dropdown Gains). On sale of the Teekay Gas Business, the Deferred Dropdown Gains that were previously unrecognized due to them being eliminated upon consolidation of Teekay LNG Partners, were recognized by the Company through a transfer of income from non-controlling interests in Teekay LNG Partners to the Company. This transfer increased the carrying value of the Company’s interest in Teekay LNG Partners at the sale date and thus, increased the loss on deconsolidation of the Teekay Gas Business by $84.8 million (included in net (loss) income attributable to non-controlling interests, discontinued operations on the consolidated statements of (loss) income). As a result, net income attributable to shareholders of the Company on sale of the Teekay Gas Business was a net gain of $26.2 million, consisting of the recognition of the $84.8 million of Deferred Dropdown Gains (included in net (loss) income attributable to non-controlling interests, discontinued operations on the consolidated statements of (loss) income) less the loss on deconsolidation of $58.7 million.

All revenues and expenses of the Teekay Gas Business prior to the sale and for the periods covered by the consolidated statements of (loss) income in these unaudited consolidated financial statements have been aggregated and separately presented as a single component of net (loss) income entitled "(Loss) income from discontinued operations". Revenues and expenses of the Teekay Gas Business were determined as follows:

•Revenues and expenses of the Teekay Gas Business consist of all direct revenue and expenses that are clearly identifiable as solely for the benefit of the Teekay Gas Business and will not be recognized on an ongoing basis by the Company following completion of the sale of the Teekay Gas Business. As such, costs previously incurred by the Company for the benefit of both the Teekay Gas Business and the continuing operations of the Company (or Shared Costs) remain in the Company’s continuing operations, including the Teekay Gas Business’s proportionate share of such costs. The Company’s Shared Costs primarily relate to costs incurred to provide certain corporate services and ship management services for the benefit of both the Teekay Gas Business and the continuing operations of the Company. A substantial majority of the Company’s Shared Costs are reflected in general and administrative expenses. As a result of the Company’s historical practice of using a shared service operation for its different businesses and the allocation method explained above for such costs, general and administrative expenses presented within continuing operations and general and administrative expenses presented within discontinued operations will not represent what these costs would have been had the Company operated the Teekay Gas Business on a standalone basis and will not represent an existing cost run-rate, as adjusted for the completion of this transaction.

•Interest expense of the Teekay Gas Business consists of interest expense and amortization of discounts, premiums, and debt issuance costs related to long-term debt and obligations related to finance leases of Teekay LNG Partners that were assumed by the acquiror thereof as well as Teekay’s revolving credit facility that was required to be terminated as a result of the sale of the Teekay Gas Business.

The consolidated balance sheet as at December 31, 2021 reflects the aggregation and separate presentation of all current assets, non-current assets, current liabilities and non-current liabilities of the Teekay Gas Business. The assets and liabilities of the Teekay Gas Business and the Company’s continuing operations exclude any intercorporate amounts owing in order to reflect the discontinuance of services between the Company and the Teekay Gas Business following a transition period.

The following table contains the major components of (loss) income from discontinued operations of the Teekay Gas Business for the periods presented:

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

	Three Month Ended March 31,
	2022 (1) $	2021 $
Revenues	25,083	172,645
Voyage expenses	(853)	(7,183)
Vessel operating expenses	(5,937)	(47,948)
Time-charter hire expenses	(845)	(5,850)
Depreciation and amortization	—	(31,902)
General and administrative expenses	(781)	(3,359)
Income from vessel operations	16,667	76,403
Interest expense	(4,287)	(30,522)
Interest income	188	2,006
Realized and unrealized gains on non-designated derivative instruments	3,675	6,618
Equity income	17,881	37,516
Foreign exchange loss	4,286	5,813
Other income (loss)	9	(3,654)
Loss on deconsolidation of the Teekay Gas Business (2)	(58,684)	—
(Loss) income from discontinued operations before income taxes	(20,265)	94,180
Income tax (expense) recovery	(11)	777
(Loss) income from discontinued operations	(20,276)	94,957
(1)On January 13, 2022, the Company deconsolidated the Teekay Gas Business. Figures represent the Teekay Gas Business's results for the period from January 1, 2022 to January 13, 2022.
(2)Net income attributable to shareholders of the Company on sale of the Teekay Gas Business was a net gain of $26.2 million, consisting of the recognition of the $84.8 million of Deferred Dropdown Gains (included in net (loss) income attributable to non-controlling interests, discontinued operations) less the loss on deconsolidation of $58.7 million.
As at December 31, 2021, the major classes of the Teekay Gas Business’s assets and liabilities that were components of current assets – discontinued operations and current liabilities – discontinued operations, were as follows:

As at December 31,
2021 $
ASSETS
Cash and cash equivalents	101,190
Other assets	264,537
Vessels and equipment	2,831,530
Net investment in direct financing and sales-type leases, net	480,508
Investment in and loans, net to equity-accounted investments	1,126,674
Current assets – discontinued operations	4,804,439
Total assets – discontinued operations	4,804,439

LIABILITIES
Long-term debt	1,379,642
Obligations related to finance leases	1,268,990
Other liabilities	228,997
Current liabilities – discontinued operations	2,877,629
Total liabilities – discontinued operations	2,877,629

21. Subsequent Events
a)    In April 2022, Teekay Tankers completed the sale of two Aframax tankers for a total price of $28.1 million. Both vessels and their related bunkers and lube oil inventory were classified as held for sale on the Company's unaudited consolidated balance sheets as at March 31, 2022 and December 31, 2021.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
b)    In April 2022, Teekay Tankers completed a $114.0 million sale-leaseback financing transaction related to four LR2 product tankers and one Suezmax tanker. Pursuant to this arrangement, Teekay Tankers transferred the vessels to subsidiaries of a financial institution and leased the vessels back on bareboat charters ranging from seven to eight-year terms. Teekay Tankers is required to repurchase the vessels upon maturity of the bareboat charters and has the option to repurchase any of the vessels throughout the lease terms.

ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the unaudited consolidated financial statements and accompanying notes contained in “Item 1 – Financial Statements” of this Report on Form 6-K and with our audited consolidated financial statements contained in “Item 18 – Financial Statements” and with Management’s Discussion and Analysis of Financial Condition and Results of Operations in “Item 5 – Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2021. Included in our Annual Report on Form 20-F is important information about items that you should consider when evaluating our results, including an explanation of our organizational structure, information about the types of contracts we enter into and certain non-GAAP measures we utilize to measure our performance. Unless otherwise indicated, references in this Report to “Teekay,” the “Company,” “we,” “us” and “our” and similar terms refer to Teekay Corporation and its subsidiaries.

Overview

Teekay Corporation (or Teekay) is a leading provider of international crude oil and other marine transportation services. Teekay currently provides these services directly and through its controlling ownership interest in Teekay Tankers Ltd. (NYSE: TNK) (or Teekay Tankers), one of the world’s largest owners and operators of mid-sized crude oil tankers. We also directly own two floating production storage and offloading (or FPSO) units and a marine services business in Australia. Teekay and its subsidiaries, other than Teekay Tankers, are referred to herein as Teekay Parent. As of March 31, 2022, we had economic interests in Teekay Tankers of 31.3%.

On October 4, 2021, Teekay LNG Partners L.P. (or Teekay LNG Partners) (now known as Seapeak LLC (or Seapeak)), Teekay LNG Partners' general partner, Teekay GP L.L.C. (or Teekay GP), an investment vehicle (or Acquiror) managed by Stonepeak Partners L.P., and a wholly-owned subsidiary of Acquiror (or Merger Sub) entered into an agreement and plan of merger (or the Merger Agreement) by which Stonepeak would acquire Teekay LNG Partners. On January 13, 2022, Teekay announced the closing of the merger (or the Merger) pursuant to the Merger Agreement and related transactions. As part of the Merger and other transactions, Teekay sold all of its ownership interest in Teekay LNG Partners, including approximately 36.0 million Teekay LNG Partners common units, and Teekay GP (equivalent to approximately 1.6 million Teekay LNG Partners common units), for $17.00 per common unit or common unit equivalent in cash. As consideration, Teekay received total gross cash proceeds of approximately $641 million. Furthermore, on January 13, 2022, Teekay transferred certain management services companies to Teekay LNG Partners that provided, through existing services agreements, comprehensive managerial, operational and administrative services to Teekay LNG Partners, its subsidiaries and certain of its joint ventures. Due to negative working capital in these subsidiaries on the date of purchase, Teekay paid Teekay LNG Partners $4.9 million to assume ownership of them. Concurrent with closing of the transaction, Teekay and Teekay LNG Partners entered into a transition services agreement whereby each party will provide certain services, consisting primarily of corporate services that were previously shared by the entire Teekay organization, to the other party for a period following closing to allow for the orderly separation of these functions into two standalone operations. Teekay's former general partner interest in Teekay LNG Partners, all of its former common units in Teekay LNG Partners, and certain subsidiaries which collectively contained the shore-based management operations of Teekay LNG Partners and certain of Teekay LNG Partners’ joint ventures are referred to herein as "the Teekay Gas Business".
ITEMS YOU SHOULD CONSIDER WHEN EVALUATING OUR RESULTS
There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These items can be found in "Item 5 – Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2021.

Conflict in Ukraine

In late February 2022, the Russian Federation invaded Ukraine. This follows Russia’s involvement in divesting control by Ukraine of the Crimea region and certain parts of south-eastern Ukraine starting in 2014. In response to both events, the United States, several European Union nations, and other countries announced a series of sanctions and executive orders against citizens, entities, and activities connected to Russia and, with respect to the sanctions and orders announced in 2022, Belarus. The sanctions imposed following the 2022 invasion have been numerous and significant in scope. In addition, the United States and several other countries have announced prohibitions on the importation of Russian oil or intentions to cut back on their reliance on Russian oil. Furthermore, several of the world’s largest oil and gas companies, pension and wealth funds and other asset managers have announced divestments of Russian holdings and assets, including those related to the crude oil and petroleum products industries. As a result of these measures, crude oil and petroleum product trading patterns are being significantly impacted as some countries are looking to reduce imports of Russian oil while Russia is having to find alternative markets for its oil exports. There is also a risk that Russian oil production and exports could decline as a result of sanctions should they be unable to find alternative markets for their oil. As at the date of this report, the conflict is ongoing and, as a result, additional sanctions and executive orders may be implemented that could further impact the trade of crude oil and petroleum products, as well as the supply of Russian oil to the global market and the demand for, and price of, oil and petroleum products.

Novel Coronavirus (COVID-19) Pandemic

The COVID-19 pandemic resulted in a significant decline in global demand for oil during 2020; although oil demand has partially recovered since 2020, new outbreaks may continue to have a negative impact on oil demand in the future. As our business is primarily the transportation of crude oil and refined petroleum products on behalf of our customers, any significant decrease in demand for the cargo we transport could adversely affect demand for our vessels and services.

For the three months ended March 31, 2022, we did not experience any material business interruptions as a result of the COVID-19 pandemic. Spot tanker rates have come under pressure since mid-May 2020 as a result of significantly reduced oil demand due to the COVID-19 pandemic and the subsequent decision by the OPEC+ group of oil producers to implement record oil supply cuts. Reduced oil production from other oil producing nations due to the impact of the COVID-19 pandemic, as well as the unwinding of floating storage and the delivery of newbuilding vessels to the world tanker fleet, has also contributed to the weakness in tanker rates. We continue to monitor the potential impact of the COVID-19 pandemic on us and our industry, including counterparty risk associated with our vessels under contract and the impact on potential vessel impairments. We have also introduced a number of measures to protect the health and safety of the crews on our vessels and our onshore staff.

Effects of the COVID-19 pandemic may include, among others: deterioration of worldwide, regional or national economic conditions and activity and of demand for oil, including due to a potential slowdown in oil demand due to a resurgence of COVID-19 cases and variants in many regions and the potential for continued or renewed restrictions and lockdowns; operational disruptions to us or our customers due to worker health risks and the effects of regulations, directives or practices implemented in response to the pandemic (such as travel restrictions for individuals and vessels and quarantining and physical distancing); potential delays in (a) the loading and discharging of cargo on or from our vessels, (b) vessel inspections and related certifications by class societies, customers or government agencies, (c) maintenance, modifications or repairs to, or dry docking of, our existing vessels due to worker health or other business disruptions, and (d) the timing of crew changes; reduced cash flow and financial condition, including potential liquidity constraints; potential reduced access to capital as a result of any credit tightening generally or due to continued declines in global financial markets; potential reduced ability to opportunistically sell any of our vessels on the second-hand market, either as a result of a lack of buyers or a general decline in the value of second-hand vessels; potential decreases in the market values of our vessels and any related impairment charges or breaches relating to vessel-to-loan financial covenants; and potential deterioration in the financial condition and prospects of our customers or business partners.

Given the dynamic nature of the pandemic, including the development of variants of the virus that cause COVID-19 and the levels of effectiveness and delivery of vaccines and other actions to contain or treat the virus, the duration of any potential business disruption and the related financial impact, and the effects on us and our suppliers, customers and industry, cannot be reasonably estimated at this time and could materially affect our business, results of operations and financial condition. Please read “Item 3. Key Information - Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2021 for additional information about the potential risks of the COVID-19 pandemic on our business.

Presentation of Our Results of the Teekay Gas Business

On October 4, 2021, we entered into agreements to sell our general partner interest in Teekay LNG Partners (now known as Seapeak LLC), all of our common units in Teekay LNG Partners, and certain subsidiaries which collectively contained the shore-based management operations of the Teekay Gas Business (see "Overview" above). These transactions closed on January 13, 2022. All revenues and expenses of the Teekay Gas Business prior to the sale and for the periods covered by the consolidated statements of (loss) income in these consolidated financial statements have been aggregated and presented separately from the continuing operations of Teekay. As such, the following sections consisting of "Operating Results – Teekay Tankers", "Operating Results – Teekay Parent" and "Other Consolidated Operating Results" exclude the results of the Teekay Gas Business.
RECENT DEVELOPMENTS AND RESULTS OF OPERATIONS
The following table (a) presents revenues and loss from vessel operations for Teekay Tankers and Teekay Parent, and (b) reconciles these amounts to our unaudited consolidated financial statements. Revenue and income from the Teekay Gas Business are not included in the following table and have been presented separately in “Operating Results – Teekay Gas Business”. Please read "Item 1 – Financial Statements: Note 4 – Segment Reporting" for information about our lines of business and segments.

	Revenues		Loss from Vessel Operations
	Three Months Ended		Three Months Ended
	March 31,		March 31,
(in thousands of U.S. dollars)	2022	2021	2022	2021
Teekay Tankers	174,018	142,749	(7,776)	(11,843)
Teekay Parent	38,702	41,734	(4,798)	(3,233)
Teekay Corporation Consolidated	212,720	184,483	(12,574)	(15,076)

SUMMARY
Teekay's consolidated loss from vessel operations decreased to $12.6 million for the three months ended March 31, 2022 compared to $15.1 million for the same period last year. The primary reasons for this decrease in our consolidated loss are as follows:

•a decrease in loss of $14.2 million as a result of higher overall average realized spot time-charter equivalent (or TCE) rates earned by Teekay Tankers' Suezmax tankers, Aframax tankers and Long Range 2 (or LR2) product tankers in the first quarter of 2022, as well as higher earnings from Teekay Tankers' full service lightering (or FSL) dedicated vessels; and
•a decrease in loss of $1.6 million due to a decrease in vessel operating expenses during the first quarter of 2022, primarily resulting from the timing of repair and maintenance activities relating to Teekay Tankers;

partially offset by:

•a net increase in loss of $13.3 million due to various vessels returning from time charter-out contracts during the first three quarters of 2021 and earning lower spot rates during the first quarter of 2022 compared to previous fixed rates, partially offset by one Aframax tanker commencing a time charter-out contract during the fourth quarter of 2021 and earning a higher fixed rate compared to the average spot rate in the first quarter of 2021; and

•a net increase in loss of $1.9 million due to restructuring charges relating to the sale of the Teekay Gas Business and the termination of the contract relating to the Sevan Hummingbird FPSO unit in the first quarter of 2022, including the recovery of certain restructuring costs from Seapeak, relating to the sale of the Teekay Gas Business.
Teekay Tankers
As at March 31, 2022, Teekay Tankers owned 47 double-hulled conventional oil and product tankers, time-chartered-in two Aframax tankers and one LR2 product tanker and owned a 50% interest in one Very Large Crude Carrier (or VLCC).

Recent Developments in Teekay Tankers
During the first quarter of 2022, Teekay Tankers agreed to sell one Suezmax tanker and two Aframax tankers for a total price of $43.6 million. The Suezmax tanker was delivered to its new owner in February 2022, and the Aframax tankers were delivered to their new owners in April 2022.

In March 2022, Teekay Tankers completed a $177.3 million sale-leaseback financing transaction relating to eight Suezmax tankers. Each vessel is leased on a bareboat charter ranging from six to nine-year terms, with purchase options available commencing at the end of the second year.

In April 2022, Teekay Tankers completed a $114.0 million sale-leaseback financing transaction relating to four LR2 products tankers and one Suezmax tanker. Each vessel is leased on a bareboat charter ranging from seven to eight-year terms, with purchase options available throughout the lease terms and a purchase obligation at the end of the leases.

Operating Results – Teekay Tankers

The following table compares Teekay Tankers’ operating results, equity loss and number of calendar-ship-days for its vessels for the three months ended March 31, 2022 and 2021.

(in thousands of U.S. Dollars, except calendar-ship-days)	Three Months Ended
	March 31,
	2022	2021
Revenues	174,018	142,749
Voyage expenses	(101,622)	(69,045)
Vessel operating expenses	(39,001)	(43,048)
Time-charter hire expenses	(5,550)	(3,630)
Depreciation and amortization	(25,080)	(26,684)
General and administrative expenses	(10,120)	(11,470)
Write-down of assets	(421)	(715)
Loss from vessel operations	(7,776)	(11,843)

Equity loss	(754)	(359)

Calendar-Ship-Days (1)
Conventional Tankers	4,529	4,781

(1)Calendar-ship-days presented relate to only owned and in-chartered consolidated vessels.

Tanker Market
Crude tanker spot rates were relatively weak during the first two months of 2022 due to the impact of the Omicron COVID-19 variant on oil demand, lower than expected oil supply growth due to temporary production outages, and high crude oil prices which led to an increase in bunker costs. However, Russia’s invasion of Ukraine in late February led to a spike in crude tanker rates, particularly in the Aframax and Suezmax sectors, due to trade disruptions and the rerouting of cargos. Since then, the tanker market has exhibited significant rate volatility and stronger crude tanker spot rates.
Although the near-term outlook for the tanker market is uncertain, changing trade patterns due to the Russia-Ukraine conflict are resulting in an increase in tanker tonne-mile demand. During the past few weeks, there has been a decrease in Russian crude oil exports to Europe and a corresponding increase in Russian crude oil exports to Asia, particularly to India. This has been positive for tanker tonne-mile demand due to resulting longer voyage distances. Similarly, Europe is replacing Russian crude oil with imports from further afield, including the U.S. Gulf, West Africa, and the Middle East, which is also positive for tanker tonne-mile demand. Given the European Union's recent proposal to phase-out all Russian crude oil imports over the next six months, and refined products by the end of 2022, we expect that these altered trade patterns may persist for an extended period of time. In addition, the fleet of Russian-owned and operated ships, which comprises approximately 5% of the global Aframax fleet, is finding it more difficult to trade, which is further tightening available tanker fleet supply.
The outlook for the global economy and oil demand has worsened since the start of the year due to rising inflation, Russia’s invasion of Ukraine, and a resurgence of COVID-19 cases, particularly in China. In its April 2022 “World Economic Outlook” report the International Monetary Fund (or IMF) reduced its GDP growth outlook from 4.4% to 3.6% and warned that risks are weighted to the downside. In addition, the International Energy Agency (or IEA) has downgraded its outlook for global oil demand growth from 3.2 million barrels per day (or mb/d) at the start of the year to 1.9 mb/d in its April 2022 report. A weakened outlook for the global economy and oil demand is a potential headwind for tanker rates in the coming months; however, these negative impacts may be offset by the increase in average voyage distances due to the Russia-Ukraine conflict and thus, we expect rate volatility to persist in the near-term.
The outlook for tanker fleet supply continues to be very positive, with some of the best supply fundamentals seen in over two decades. As of April 2022, the tanker orderbook stood at only 6.4% of the existing fleet size, which is the lowest since Clarksons started tracking orderbook data in 1996. Rising newbuilding prices, which are currently the highest since 2009, and a lack of shipyard capacity continue to limit new tanker orders with just 0.2 million deadweight (or mdwt) of new orders placed in the first quarter of 2022, the lowest since at least 1996. With most major shipyards at capacity through the middle of 2025, there is limited available capacity to order new tankers for delivery in the next three years. This, coupled with an aging global tanker fleet, should lay the foundation for very low fleet growth through 2025.
In summary, spot tanker rates have increased following Russia’s invasion of Ukraine and look to remain volatile in the coming weeks and months as the situation continues to unfold. Although the near-term outlook is uncertain, the longer-term outlook appears positive due to a small tanker orderbook, very low levels of tanker ordering, and an aging global tanker fleet, which together should lead to an extended period of very low tanker fleet growth.

Net Revenues. Net revenues were $72.4 million for the three months ended March 31, 2022, compared to $73.7 million for the same period in the prior year.
The decrease for the three months ended March 31, 2022, compared to the same period in the prior year was primarily the result of:

•a net decrease of $13.3 million for the three months ended March 31, 2022, primarily due to various vessels returning from time-charter out contracts during the first three quarters of 2021 and earning lower spot rates during the first quarter of 2022 compared to previous fixed rates, partially offset by one Aframax tanker commencing on a time-charter out contract during the fourth quarter of 2021 and earning a higher fixed rate during the first quarter of 2022 compared to the average spot rate in the first quarter of 2021;

•a net decrease of $1.5 million for the three months ended March 31, 2022, primarily due to the sale of four Aframax tankers at various times during 2021 and the sale of one Suezmax tanker during the first quarter of 2022, as well as the redeliveries of one Aframax in-chartered tanker and one LR2 in-chartered tanker to their owners during the first quarter of 2021, partially offset by the addition of one LR2 in-chartered tanker and one Aframax in-chartered tanker that were delivered to us during the second half of 2021; and

•a decrease of $1.2 million for the three months ended March 31, 2022, due to more off-hire days and off-hire bunker expenses related to increased dry dockings and ballast water treatment system (or BWTS) installations during the first quarter of 2022 compared to the same period in the prior year;

partially offset by:

•an increase of $14.0 million for the three months ended March 31, 2022 due to higher overall average realized spot rates earned by Teekay Tankers' Suezmax tankers, Aframax tankers and LR2 product tankers during the first quarter of 2022; and

•an increase of $0.6 million for the three months ended March 31, 2022 due to higher ship-to-ship (or STS) support services revenues resulting from a higher number of operations compared to the same period in the prior year.
Vessel Operating Expenses. Vessel operating expenses were $39.0 million for the three months ended March 31, 2022, compared to $43.0 million for the same period in the prior year. The decrease was primarily due to a reduction of $2.8 million due to the sale of five tankers during 2021 and the first quarter of 2022, and a decrease of $2.4 million related to the timing of repair and planned maintenance activities and lower expenditures for ship management costs during the first quarter of 2022, partially offset by an increase of $1.2 million mainly due to higher expenditures for insurance, port expenses and crew-related costs during the first quarter of 2022, as well as an increase in costs related to a higher volume of STS support services activities.
Time-charter Hire Expenses. Time-charter hire expenses were $5.6 million for the three months ended March 31, 2022, compared to $3.6 million for the same period in the prior year. A net increase of $1.9 million was primarily due to the deliveries to Teekay Tankers of three chartered-in vessels during the second half of 2021, including two tankers and one lightering support vessel, partially offset by the redeliveries to their owners of four chartered-in vessels during 2021, including two tankers and two lightering support vessels.
Depreciation and Amortization. Depreciation and amortization was $25.1 million for the three months ended March 31, 2022, compared to $26.7 million for the same period in the prior year. The decrease was primarily due to a decrease of $2.1 million resulting from the impairments of seven tankers during the first half of 2021, a reduction of $2.1 million due to the sale of three tankers during the second half of 2021 and first quarter of 2022, as well as the classification of two tankers as held for sale since December 31, 2021, partially offset by a net increase of $2.6 million primarily due to depreciation related to capitalized expenditures associated with dry dockings and modifications to Teekay Tankers' vessels during 2021.
General and Administrative Expenses. General and administrative expenses were $10.1 million for the three months ended March 31, 2022, compared to $11.5 million for the same period in the prior year. The decrease was primarily due to lower administrative, strategic management, and other fees incurred under Teekay Tankers' management agreement with a subsidiary of Teekay Corporation primarily due to organizational changes, as well as the timing of equity-based compensation and other general corporate expenditures.
Write-Down of Assets. The write-down of assets of $0.4 million for the three months ended March 31, 2022 was due to:
•the impairment recorded on two of Teekay Tankers' operating lease right-of-use assets resulting from a decline in short-term time-charter rates as of March 31, 2022, which resulted in a write-down of $1.1 million;
partially offset by:
•a gain of $0.6 million due to the reversal of the previous write-down of one Aframax tanker, which was recorded during the fourth quarter of 2021, to reflect the agreed sales price, which sale was completed in April 2022.

The write-down of assets of $0.7 million for the three months ended March 31, 2021 was due to the impairment recorded on one of Teekay Tankers' operating lease right-of-use assets resulting from a decline in short-term time-charter rates.
Teekay Parent
As at March 31, 2022, Teekay Parent had direct interests in two 100%-owned FPSO units, the Sevan Hummingbird and the Petrojarl Foinaven,

which are included in Teekay Parent’s Offshore Production business. Teekay Parent delivered the Petrojarl Banff FPSO unit to a yard for recycling in May 2021. In April 2021, BP plc announced its decision to suspend production from the Foinaven oil fields and permanently remove the Petrojarl Foinaven FPSO unit from the site. In February 2022, BP plc provided formal redelivery notice, indicating an expected redelivery date of August 3, 2022, after which Teekay Parent intends to green-recycle the unit. Included in Teekay Parent’s Marine Services and Other segment was one FSO unit in-chartered from Altera Infrastructure L.P. (or Altera) until March 1, 2021, when it was redelivered. The remaining portion of the Marine Services and Other segment primarily relates to Teekay Parent's marine services business in Australia, marine and corporate services provided to Altera, and Teekay Parent's corporate general and administrative expenses. Teekay Parent’s business of providing marine and corporate services to Teekay LNG Partners' equity-accounted joint ventures is not included in the following table and has been presented as part of the section “Operating Results – Teekay Gas Business”.

Recent Developments in Teekay Parent

As described above in the “Overview” section, in October 2021, Teekay agreed to sell all of its interest in Teekay LNG Partners (now known as Seapeak LLC) in connection with the acquisition of Teekay LNG Partners by an affiliate of Stonepeak. The sale closed on January 13, 2022.

In February 2022, Spirit Energy, the charterer of the Sevan Hummingbird FPSO unit, provided a formal notice of termination of the FPSO charter contract, and in March 2022, oil production ceased on the Chestnut oil field and therefore, the FPSO charter contract is expected to be terminated in June 2022 upon completion of the decommissioning activities. In April 2022, Teekay Parent entered into an agreement to sell the Sevan Hummingbird FPSO unit to a third party, which is expected to be completed in the second quarter of 2022.

Operating Results – Teekay Parent

The following table compares Teekay Parent’s operating results, and the number of calendar-ship-days for its vessels for the three months ended March 31, 2022 and 2021.

(in thousands of U.S. Dollars, except calendar-ship-days)	Offshore		Marine Services		Teekay Parent
	Production		and Other		Total
	Three Months Ended March 31,
	2022	2021	2022	2021 (1)	2022	2021 (1)
Revenues	12,838	10,817	25,864	30,917	38,702	41,734
Voyage expenses	—	—	—	3	—	3
Vessel operating expenses	(11,323)	(8,551)	(21,617)	(26,937)	(32,940)	(35,488)
Time-charter hire expenses	—	—	—	(1,641)	—	(1,641)
General and administrative expenses (2)	(154)	(294)	(5,809)	(7,244)	(5,963)	(7,538)
Restructuring charges	(770)	—	(3,827)	(303)	(4,597)	(303)
Income (loss) from vessel operations	591	1,972	(5,389)	(5,205)	(4,798)	(3,233)

Calendar-Ship-Days (3)
FPSO Units	180	270	—	—	180	270
FSO Units	—	—	—	59	—	59

(1)The presentation of certain information reflects the Teekay Gas Business as a discontinued operation of the Company, and the historical comparative period presented has been recast as a result.
(2)Includes direct general and administrative expenses and indirect general and administrative expenses allocated to offshore production, and marine services and other based on estimated use of corporate resources.
(3)Apart from three FPSO units (one of which was delivered for recycling in May 2021), all remaining calendar-ship-days presented relate to in-chartered vessels.

Teekay Parent – Offshore Production
Income from vessel operations for Teekay Parent’s Offshore Production business was $0.6 million for the three months ended March 31, 2022, compared to $2.0 million for the three months ended March 31, 2021. The decrease is primarily a result of restructuring charges incurred during the first quarter of 2022 relating to the termination of the contract of the Sevan Hummingbird FPSO unit.

Teekay Parent – Marine Services and Other

Loss from vessel operations for Teekay Parent’s Marine Services and Other segment was $5.4 million for the three months ended March 31, 2022, compared to loss from vessel operations of $5.2 million for the three months ended March 31, 2021. The increase in loss was primarily due to a decrease in the net results from our marine services business in Australia primarily due to additional revenues relating to the completion of a drydocking project in the first quarter of 2021, as well as $1.5 million of additional costs in general and administrative expenses and an increase in restructuring charges (net of recoveries from Seapeak), both of which relate to the sale of the Teekay Gas Business. These variances were partially offset by a decrease in general and administrative expenses relating to Teekay LNG Partners' share of the Company's corporate unit costs incurred prior to the sale of the Teekay Gas Business, which were not included in the Teekay Gas Business discontinued operations results.
Other Consolidated Operating Results
The following table compares our other consolidated operating results for the three months ended March 31, 2022 and 2021:

	Three Months Ended
	March 31,
(in thousands of U.S. dollars)	2022	2021
	$	$
Interest expense	(10,002)	(18,417)
Interest income	297	39
Realized and unrealized gains on non-designated derivative instruments	1,967	703
Loss on bond repurchases	(12,410)	—
Other loss	(283)	(951)
Income tax recovery	636	608
Interest Expense. Interest expense decreased to $10.0 million for the three months ended March 31, 2022, from $18.4 million for the same period in the prior year, primarily due to:
•a decrease of $6.5 million for the three months ended March 31, 2022, relating to Teekay Parent, primarily due to the redemption in full of Teekay's 9.25% senior secured notes due November 2022 (or the 2022 Notes) in January 2022 and the repurchase of a majority of Teekay's 5% Convertible Senior Notes (or Convertible Notes) during the three months ended March 31, 2022 (see "Item 1 – Financial Statements: Note 9 – Long-Term Debt" for further details); and
•a decrease of $1.9 million for the three months ended March 31, 2022, relating to Teekay Tankers, primarily due to lower principal balances and interest rates associated with Teekay Tankers' finance lease obligations, mainly resulting from the completion of new sale-leaseback transactions for eight vessels, which vessels were repurchased under their previous higher-cost sale-leaseback agreements during 2021, partially offset by the write-off of capitalized loan costs resulting from the sale-leaseback transaction completed for eight vessels in March 2022.
Realized and unrealized gains on non-designated derivative instruments. For the three months ended March 31, 2022 and 2021, we had interest rate swap agreements with aggregate average net outstanding notional amounts of approximately $50.0 million and $87.5 million, respectively, with average fixed rates of approximately 0.8% and 2.3%, respectively. We incurred realized losses of $0.1 million during the three months ended March 31, 2022, compared to realized losses of $0.4 million for the same period in the prior year under the interest rate swap agreements.
Primarily as a result of changes in the long-term benchmark interest rates during the three months ended March 31, 2022 compared with the same period in 2021, we recognized unrealized gains of $1.9 million under the interest rate swap agreements during the three months ended March 31, 2022, compared to unrealized gains of $1.2 million for the same period in the prior year.
Loss on bond repurchases. For the three months ended March 31, 2022, we incurred a loss on bond repurchases relating to the redemption in full of the 2022 Notes in January 2022 and the repurchase of a majority of the Convertible Notes during the three months ended March 31, 2022. See "Item 1 – Financial Statements: Note 9 – Long-Term Debt" for further details.
Other loss. Other loss decreased to $0.3 million for the three months ended March 31, 2022, from $1.0 million for the same period in the prior year, primarily due to lower net asset retirement obligation (or ARO) accretion expense resulting from the derecognition of the ARO liability of the Petrojarl Banff FPSO unit relating to the decommissioning obligations associated with the Banff field being met in May 2021 and a credit loss provision recorded in the first quarter of 2021 relating to the Petrojarl Foinaven FPSO unit.

Other Operating Results - Teekay Gas Business

As previously discussed in the "Overview" section above, Teekay sold its interest in the Teekay Gas Business effective January 13, 2022.

The following table compares the Teekay Gas Business’ operating results for the three months ended March 31, 2022 and 2021.

	Three Month Ended March 31,
	2022 (1) $	2021 $
Revenues	25,083	172,645
Voyage expenses	(853)	(7,183)
Vessel operating expenses	(5,937)	(47,948)
Time-charter hire expenses	(845)	(5,850)
Depreciation and amortization	—	(31,902)
General and administrative expenses (2)	(781)	(3,359)
Income from vessel operations	16,667	76,403
Interest expense	(4,287)	(30,522)
Interest income	188	2,006
Realized and unrealized gains on non-designated derivative instruments	3,675	6,618
Equity income	17,881	37,516
Foreign exchange gain	4,286	5,813
Other income (loss)	9	(3,654)
Loss on deconsolidation of the Teekay Gas Business	(58,684)	—
(Loss) income from discontinued operations before income taxes	(20,265)	94,180
Income tax (expense) recovery	(11)	777
(Loss) income from discontinued operations	(20,276)	94,957

(1)On January 13, 2022, we deconsolidated the Teekay Gas Business. Figures represent the Teekay Gas Business's results for the period from January 1, 2022 to January 13, 2022.
(2)General and administrative costs for the Teekay Gas Business discontinued operations do not include allocations of costs from shared corporate units. As a result, the general and administrative expenses of the Teekay Gas Business discontinued operations do not represent a fully-built-up cost, but rather only the direct costs incurred by Teekay LNG Partners and the costs associated with functions that are fully-dedicated to providing services to Teekay LNG Partners and certain of its joint ventures. As such, Teekay LNG Partners' share of the costs incurred by the corporate units in Teekay is not included in the discontinued operations results.

Results from the Teekay Gas Business decreased in the three months ended March 31, 2022, compared to the three months ended March 31, 2021 as a result of the sale of the Teekay Gas Business on January 13, 2022, as well as a loss on deconsolidation recognized during the three months ended March 31, 2022. Included in the net (loss) income attributable to non-controlling interests, discontinued operations on the consolidated statements of (loss) income was $84.8 million of Deferred Dropdown Gains as described in "Item 1 - Financial Statements: Note 20 - Deconsolidation of Teekay Gas Business and Discontinued Operations". Together with the Deferred Dropdown Gains and the loss on deconsolidation of $58.7 million, this resulted in a net gain of $26.2 million that was recognized in the net income attributable to shareholders of the Company on sale of the Teekay Gas Business.
LIQUIDITY AND CAPITAL RESOURCES
Sources and Uses of Capital
Teekay Parent

Teekay Parent primarily generates cash flows from managing vessels for the Australian government, providing management services to Teekay Tankers and certain third-parties, and the ownership and operation of two FPSO units. Teekay Parent's other potential sources of funds are borrowings under credit facilities and proceeds from issuances of debt or equity securities. As at March 31, 2022, Teekay Parent's remaining debt security outstanding consisted of $23.4 million aggregate principal amount of the Convertible Notes, which are described in "Item 1 – Financial Statements: Note 9 – Long-Term Debt". As at March 31, 2022, Teekay Parent was in compliance with all covenants under the Convertible Notes.

Teekay Parent's primary uses of cash include the payment of operating expenses, asset retirement obligations, decommissioning costs and/or recycling costs associated with the Petrojarl Banff FPSO unit, the Sevan Hummingbird FPSO unit and the Petrojarl Foinaven FPSO unit, debt service costs for Convertible Notes, as well as funding general and administrative expenses and other working capital requirements. In addition, the sale of the Teekay Gas Business has provided us with additional financial flexibility. As the world pushes for greater energy diversification and a lower environmental footprint, we expect to see investment opportunities in both the broader shipping sector and potentially in new and adjacent markets. During the three months ended March 31, 2022, we used part of the proceeds from the sale of the Teekay Gas Business to purchase an additional 0.5 million of Teekay Tankers' Class A common shares for $5.3 million and $220.0 million of short-term investments, which comprise of time deposits.

Teekay Tankers
Teekay Tankers generates cash flows primarily from chartering out its vessels. Teekay Tankers employs a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters and full service lightering contracts to reduce potential downside risks. Teekay Tankers' short-term charters and spot market tanker operations contribute to the volatility of its net operating cash flow, and thus may impact its ability to generate sufficient cash flows to meet its short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. There can be other factors that override typical seasonality, such as was the case during the three months ended March 31, 2022, when lower oil demand as a result of the Omicron COVID-19 variant, constrained oil supply resulting from production outages, as well as high crude oil prices which led to increased bunker costs contributed to weak tanker rates in the first two months of 2022, while Russia's invasion of Ukraine led to a spike in crude tanker rates in late February 2022. While exposure to the volatile spot tanker market is the largest potential cause for changes in Teekay Tankers' net operating cash flow from period-to-period, variability in its net operating cash flow also reflects changes in interest rates, fluctuations in working capital balances, the timing and the amount of dry-docking expenditures, repairs and maintenance activities, the average number of vessels in service, including chartered-in vessels, and vessel acquisitions or vessel dispositions, among other factors. The number of vessel dry dockings varies each period depending on vessel maintenance schedules.

Teekay Tankers' other primary sources of cash are long-term bank borrowings and other debt, lease or equity financings, and to a lesser extent, the proceeds from the sales of its vessels.

Teekay Tankers' obligations related to finance leases are described in "Item 1 - Financial Statements: Note 5 - Leases", Teekay Tankers' revolving credit facility and term loan are described in "Item 1 - Financial Statements: Note 9 - Long-Term Debt" and its working capital loan is described in "Item 1 - Financial Statements: Note 8 - Short-Term Debt" of this report. Teekay Tankers' working capital loan requires it to maintain a minimum threshold of paid-in capital contribution and retained distributions of participants in the revenue sharing agreements (or RSAs). Its revolving credit facility and term loan contain covenants and other restrictions that Teekay Tankers believes are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from: incurring or guaranteeing additional indebtedness; making certain negative pledges or granting certain liens; and selling, transferring, assigning or conveying assets. Teekay Tankers' revolving credit facility, term loan and obligations related to finance leases require it to maintain certain financial covenants. The terms of and compliance with these financial covenants are described in further detail in "Item 1 - Financial Statements: Note 9 - Long-Term Debt" and in "Item 1 - Financial Statements: Note 5 - Leases" of this report. If Teekay Tankers does not meet these financial or other covenants, the lender may declare Teekay Tankers' obligations under the agreements immediately due and payable and terminate any further loan commitments, which would significantly affect its short-term liquidity requirements. As at March 31, 2022, Teekay Tankers was in compliance with all covenants under its revolving credit facility, term loan, working capital loan and obligations related to finance leases. Its revolving credit facility, term loan, working capital loan and obligations related to certain finance leases require Teekay Tankers to make interest payments based on London Interbank Offered Rate (or LIBOR) or Secured Overnight Financing Rate (or SOFR) plus a margin. Significant increases in interest rates could adversely affect Teekay Tankers' results of operations and its ability to service its debt. From time to time, Teekay Tankers uses interest rate swaps to reduce its exposure to changes in interest rates. Teekay Tankers' current interest rate swap position is described in further detail in "Item 1 - Financial Statements: Note 10 – Derivative Instruments and Hedging Activities" of this report.

Teekay Tankers' primary uses of cash include the payment of operating expenses, the payments of time-charter hire, dry-docking expenditures, costs associated with modifications to its vessels, debt servicing costs, scheduled repayments of long-term debt, scheduled repayments of its obligations related to finance leases, funding its other working capital requirements, as well as providing funding to its equity-accounted joint venture from time to time. In addition, Teekay Tankers may use cash to acquire new or second-hand vessels to grow the size of its fleet. The timing of the acquisition of vessels depends on a number of factors, including newbuilding prices, second-hand vessel values, the age, condition and size of its existing fleet, the commercial outlook for its vessels and other considerations. As such, vessel acquisition activity may vary significantly from year-to-year.

Cash Flows

The following table summarizes our consolidated cash flows for the periods presented:

(in thousands of U.S. Dollars)	Three Months Ended March 31,
	2022	2021
	$	$
Net operating cash flows - continuing operations	(42,132)	(53,879)
Net operating cash flows - discontinued operations	26,866	33,362
Net financing cash flows - continuing operations	(380,034)	(13,951)
Net financing cash flows - discontinued operations	—	(61,237)
Net investing cash flows - continuing operations	246,720	31,774
Net investing cash flows - discontinued operations	—	(7,191)

Operating Cash Flows - continuing operations

Our consolidated net cash flow from operating activities - continuing operations fluctuates primarily as a result of changes in vessel utilization and TCE rates, changes in interest rates, fluctuations in working capital balances, the timing and amount of dry-docking expenditures, repairs and maintenance activities, vessel additions and dispositions, and foreign currency rates. Our exposure to the spot tanker market has contributed significantly to fluctuations in operating cash flows historically as a result of highly cyclical spot tanker rates.

Consolidated net cash flow from operating activities increased to ($42.1) million for the three months ended March 31, 2022, from ($53.9) million for the three months ended March 31, 2021. These increases to operating cash flows were primarily due to a $9.1 million decrease in net interest expense, including realized losses on interest rate swaps, a $0.9 million decrease related to lower expenditures for dry docking, a $0.9 million decrease in asset retirement obligation expenditures relating to the Petrojarl Banff FPSO unit (following the fulfillment of decommissioning obligations associated with the Banff field in 2021) and a $0.7 million increase in income from operations (before depreciation, amortization and write-downs), compared to the corresponding period of 2021. For a further discussion of changes in income from operations from our businesses, please read “Item 2 - Recent Developments and Results of Operations”.

Financing Cash Flows - continuing operations

We use our credit facilities to partially finance capital expenditures. Occasionally, we will use revolving credit facilities to finance these expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. We actively manage the maturity profile of our outstanding financing arrangements. Our prepayments of long-term debt were $494.1 million in the three months ended March 31, 2022 compared to $15.0 million in the same period last year, primarily due to the redemption of the 2022 Notes, the repurchase of the majority of the Convertible Notes and a prepayment on Teekay Tankers' revolving credit facility during the three months ended March 31, 2022. In addition, scheduled debt repayments increased by $48.5 million in the three months ended March 31, 2022, compared to the same period last year.

During the three months ended March 31, 2022, Teekay Parent purchased an additional 0.5 million of Teekay Tankers’ Class A common shares through open market purchases for $5.3 million at an average price of $10.82 per share.

During the three months ended March 31, 2022, Teekay Tankers received proceeds of $175.3 million of cash resulting from the sale-leaseback transaction completed in March 2022 relating to eight Suezmax tankers.

During the three months ended March 31, 2022, net drawdowns on Teekay Tankers' working capital facility were $3.0 million compared to $10.0 million in the same period last year.

Investing Cash Flows - continuing operations

During the three months ended March 31, 2022, we received net proceeds of $454.8 million ($641 million gross proceeds, net of cash balances sold of $178 million and other working capital adjustments) from the sale of the Teekay Gas Business, Teekay Tankers received proceeds of $16.0 million from the sale of the one Suezmax tanker, we purchased $220.0 million of short-term investments and Teekay Tankers incurred capital expenditures for vessels and equipment of $4.1 million. During the three months ended March 31, 2021, Teekay Tankers received proceeds of $32.7 million from the sale of the two Aframax tankers and Teekay Tankers incurred capital expenditures for vessels and equipment of $0.9 million.

Operating Cash Flows - discontinued operations, Financing Cash Flows - discontinued operations and Investing Cash Flows - discontinued operations

Cash flows relating to discontinued operations decreased for the three months ended March 31, 2022, compared to the same period last year as a result of the sale of the Teekay Gas Business on January 13, 2022.

Liquidity

We separately manage the liquidity for Teekay Parent and Teekay Tankers. As such, the discussion of liquidity that follows is broken down into these two groups. In contrast, our cash management policy is followed by our consolidated group and has a primary objective of minimizing both the probability of loss and return volatility as well as ensuring securities purchased can be sold readily and efficiently. A further objective is ensuring an appropriate return.

Teekay Parent

Teekay Parent’s primary sources of liquidity are its existing cash and cash equivalents, short-term investments and cash flows provided by operations.

Teekay Parent’s total liquidity, including cash, cash equivalents and short-term investments, was $313.2 million as at March 31, 2022, compared to $58.4 million as at December 31, 2021. This increase was primarily the result of gross cash proceeds of $641 million from the sale of the Teekay Gas Business, partially offset by the redemption of the 2022 Notes for total consideration of $249.0 million (plus accrued interest) and the repurchase of a majority of the Convertible Notes for total consideration of $90.6 million (plus accrued interest) during the first quarter of 2022, the purchase of an additional 0.5 million of Teekay Tankers' Class A common shares for $5.3 million, and the timing of cash used in operating activities.

The following table summarizes Teekay Parent’s contractual obligations as at March 31, 2022, that relate to the 12-month period following such date and those in subsequent periods. Due to the capital-intensive industry in which we operate and our significant reliance on long-term borrowings, the timing of capital expenditure commitments and the timing of the repayment of debt obligations are important in understanding an assessment of our ability to generate and obtain adequate amounts of cash to meet our requirements. For at least the one-year period following March 31, 2022, we expect that Teekay Parent's existing liquidity, combined with the cash flow from operations, will be sufficient to finance Teekay Parent’s liquidity needs for this period. In December 2020, Teekay Parent filed a continuous offering program (or COP) under which Teekay Parent may issue shares of its common stock, at market prices up to a maximum aggregate amount of $63.0 million. As of the date of this report, no shares of common stock have been issued under the COP and our assessment of liquidity for the 12-month period following March 31, 2022, assumes no shares of common stock will be issued. To the extent that Teekay Parent does receive any proceeds from the issuance of its common stock under the COP or otherwise, this will further increase Teekay Parent’s available liquidity.

		12 Months Following March 31, 2022	Remainder of				Beyond
(in millions of U.S. Dollars)	Total		2023	2024	2025	2026	2026
U.S. Dollar Denominated Obligations
Bond repayments	23.4	23.4	—	—	—	—	—
Asset retirement obligations (1)	15.5	9.9	5.6	—	—	—	—
Total	38.9	33.3	5.6	—	—	—	—

(1)Teekay Parent recognized an ARO relating to the recycling of the Petrojarl Foinaven FPSO unit. Teekay Parent is entitled to receive $11.6 million from the charterer at the end of the bareboat charter which Teekay Parent expects will cover the majority of the cost of green-recycling the FPSO unit. The extent to which this payment covers the costs of recycling the FPSO unit will depend on a number of factors when the recycling is completed, including among others, the nature and extent of prevailing European Union ship recycling regulations, the condition of the FPSO unit, and the availability of recycling facilities. The receivable is included in the current portion of net investments in sales-type lease on our consolidated balance sheet. In April 2021, the charterer of the Petrojarl Foinaven FPSO unit announced its decision to suspend production from the Foinaven oil fields and to permanently remove the Petrojarl Foinaven FPSO unit from the site. We expect the FPSO unit to be redelivered to us in August 2022, at which point we expect to receive the fixed lump sum payment from the charterer. During the year ended December 31, 2021, the undiscounted ARO liability relating to the Petrojarl Foinaven FPSO unit was increased by $3.9 million as a result of an increase in estimated costs to recycle the unit.

Teekay Tankers

Teekay Tankers' primary sources of liquidity are cash and cash equivalents, net operating cash flow, its undrawn credit facilities, and capital raised through financing transactions. The nature and extent of amounts that can be borrowed under Teekay Tankers' revolving credit facility and working capital loan is described in "Item 1 - Financial Statements: Note 9 - Long-Term Debt" and in "Item 1 - Financial Statements: Note 8 - Short-Term Debt" of this report.

Teekay Tankers' total consolidated liquidity, including cash, cash equivalents and undrawn credit facilities, increased by $33.4 million during the three months ended March 31, 2022 from $144.8 million as at December 31, 2021 to $178.2 million as at March 31, 2022. Giving effect to the completion of the two vessel sales and sale-leaseback financing transaction in April 2022 as described in "Item 1 - Financial Statements: Note 21 – Subsequent Events" of this report, as if such transactions had occurred as at March 31, 2022, Teekay Tankers' total consolidated pro forma liquidity was approximately $230.9 million as at March 31, 2022. The increase during the three months ended March 31, 2022 was primarily a result of the following events or changes during the first quarter of 2022: a $175.3 million sale-leaseback financing transaction, $16.0 million received from the sale of one Suezmax tanker and a $2.9 million increase in the borrowing capacity of Teekay Tankers' working capital facility, which size will fluctuate from period-to-period based on changes in outstanding working capital balances, partially offset by a $132.3 million decrease in the borrowing capacity of its revolving credit facility as a result of the sale-leaseback financing transaction completed in March 2022, $9.5 million of repayments and prepayments of non-revolving long-term debt and obligations related to finance leases, $15.0 million of net operating cash outflow, as well as $4.1 million of expenditures for capital upgrades for vessels and equipment.

Teekay Tankers anticipates that its liquidity at March 31, 2022, combined with cash it expects to generate for the 12 months following the date of this report, as well as the liquidity generated from the sale of two tankers and the completion of the sale-leaseback financing of five vessels in April 2022, as described in "Item 1 - Financial Statements: Note 21 - Subsequent Events" of this report, will be sufficient to meet Teekay Tankers' cash requirements for at least the one-year period following the date of this report.

Teekay Tankers' term loan matures in August 2023 and its revolving credit facility matures in December 2024, and based on the amounts outstanding at March 31, 2022, Teekay Tankers will need to refinance $33.7 million in 2023 and $73.2 million in 2024 related to these two credit facilities. Teekay Tankers' ability to refinance these facilities will depend upon, among other things, the estimated market value of its vessels, its financial condition and the condition of credit markets at such time. In addition, at March 31, 2022 Teekay Tankers did not have any capital commitments related to the acquisition of new or second-hand vessels. However, approximately 25% of Teekay Tankers' fleet is currently aged 15 years and older, excluding the two vessels sold in April 2022 as described in "Item 1 - Financial Statements: Note 21 - Subsequent Events" of this report; as such Teekay Tankers may consider fleet renewal in the coming years. Teekay Tankers expects that any fleet renewal expenditures will rely upon undrawn revolving credit facilities and new financing arrangements, including bank borrowings, finance leases and potentially the issuance of debt and equity securities.

The following table summarizes Teekay Tankers' contractual obligations as at March 31, 2022:

		12 Months Following March 31, 2022	Remainder of				Beyond
(in millions of U.S. Dollars)	Total		2023	2024	2025	2026	2026
U.S. Dollar-Denominated Obligations
Scheduled repayments of revolving facility, term loan and other debt	44.8	39.2	5.6	—	—	—	—
Repayments on maturity of revolving facility, term loan and other debt	106.9	—	33.7	73.2	—	—	—
Scheduled repayments of obligations related to finance leases (1)	466.4	48.4	36.8	49.8	50.7	51.7	229.0
Chartered-in vessels (operating leases) (2)(3)	75.4	25.6	11.6	6.8	6.8	6.8	17.8
Total	693.5	113.2	87.7	129.8	57.5	58.5	246.8

(1)Excludes scheduled repayments of obligations related to the sale-leaseback financing transaction completed in April 2022.
(2)Includes one Aframax tanker expected to be delivered to Teekay Tankers in late-2022 under a seven-year time charter-in contract.
(3)Excludes payments required if Teekay Tankers exercises options to extend the terms of in-chartered leases signed as of March 31, 2022.

Risks and uncertainties related to Teekay Tankers' liquidity include changes to income tax legislation or the resolution of uncertain tax positions relating to freight tax liabilities as outlined in "Item 1 – Financial Statements: Note 12 – Income Tax Recovery" of this report, which could have a significant financial impact on Teekay Tankers' business, which it cannot predict with certainty at this time. In addition, as at March 31, 2022, the High-Q joint venture had a loan outstanding with a financial institution with a balance of $27.2 million, and Teekay Tankers guarantees 50% of the outstanding loan balance. Finally, passage of any climate control legislation or other regulatory initiatives that restrict emissions of greenhouse gases could have a significant financial and operational impact on Teekay Tankers' business, which it cannot predict with certainty at this time. Such regulatory measures could increase Teekay Tankers' costs related to operating and maintaining its vessels and require Teekay Tankers to install new emission controls, acquire allowances or pay taxes related to its greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. In addition, increased regulation of greenhouse gases may, in the long-term, lead to reduced demand for oil and reduced demand for Teekay Tankers' services.

CRITICAL ACCOUNTING ESTIMATES
Accounting estimates and assumptions that we consider to be the most critical to an understanding of our consolidated financial statements because they inherently involve significant judgments and uncertainties, are discussed in “Item 5 – Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2021. The following contains those sections of our critical accounting estimates that have been updated for significant developments up to March 31, 2022:
Vessel Lives and Impairment

The following contains an update from our Annual Report on Form 20-F for the year ended December 31, 2021 for significant developments up to March 31, 2022 to our critical accounting estimates with respect to Vessel Lives and Impairment for vessels in our Teekay Tankers - Conventional Tankers segment where undiscounted cash flows are marginally greater than the carrying values. The table below presents the aggregate market values and carrying values of our vessels in the Teekay Tankers - Conventional Tankers segment that we have determined have a market value that is less than their carrying value and which have estimated future undiscounted cash flows that are only marginally greater than their respective carrying values as of March 31, 2022. While the market values of these vessels are below their carrying values, no impairment has been recognized on any of these vessels in the three months ended March 31, 2022 as the estimated future undiscounted cash flows relating to such vessels are greater than their carrying values and GAAP does not allow an impairment to be recognized under this circumstance. We consider the vessels reflected in the following table to be at a higher risk of future impairment as compared to other vessels in our fleet:

Aframax, Suezmax and Product Tankers (in thousands of U.S. dollars, except number of vessels)	# Vessels	Market Values (1)	Carrying Values
Tankers	10	195,500	299,825
(1)Market values are determined using reference to second-hand market comparables. Since vessel values can be volatile, our estimates of market value shown above may not be indicative of either the current or future prices we could obtain if we sold any of the vessels.
Our estimates of future undiscounted cash flows used to determine whether a vessel's carrying value is recoverable involve assumptions about future charter rates, vessel utilization, operating expenses, dry-docking expenditures, vessel residual values, the probability of the vessel being sold and the remaining estimated life of our vessels. Our estimated charter rates are based on rates under existing vessel contracts and market rates at which we expect we can re-charter our vessels. Such market rates for the first three years are based on prevailing market 3-year time-charter rates and thereafter, a 10-year historical average of actual spot charter rates earned by our vessels, adjusted to exclude years which management has determined as outliers. We consider as outliers those years that have been impacted by rare events or circumstances that have distorted the historical 10-year trailing average to such a degree that this average is not representative of what a reasonable outlook would be if we do not exclude such years. We have identified such events in the current 10-year historical period as at December 31, 2021, which has resulted in the exclusion of years 2012, 2013 and 2021 from our averages. Our estimated charter rates are discounted for the years when the vessel age is 15 years and older, as compared to the estimated charter rates for years when the vessel is younger than 15 years. Such discounts primarily reflect expectations of lower utilization for older vessels.

Our estimates of vessel utilization, including estimated off-hire time, are based on historical experience. Our estimates of operating expenses and dry-docking expenditures are based on historical operating and dry-docking costs as well as our expectations of future inflation, operating and maintenance requirements, and our vessel maintenance strategy. Vessel residual values are a product of a vessel’s lightweight tonnage and an estimated scrap rate per tonne. The probability of the vessel being sold is based on our current plans and expectations. The remaining estimated lives of our vessels used in our estimates of future cash flows are consistent with those used in the calculations of depreciation.

In our experience, certain assumptions relating to our estimates of future cash flows are more predictable by their nature, including estimated revenue under existing contract terms, on-going operating costs and remaining vessel life. Certain assumptions relating to our estimates of future cash flows require more judgment and are inherently less predictable, such as future charter rates beyond the firm period of existing contracts, the probability and timing of vessels being sold and vessel residual values, due to their volatility. We believe that the assumptions used to estimate future cash flows of our vessels are reasonable at the time they are made. We can make no assurances, however, as to whether our estimates of future cash flows, particularly future vessel charter rates or vessel values, will be accurate.

Our estimates of future cash flows are more sensitive to changes in certain assumptions, such as future charter rates. For example, for those ten vessels in the table above where the undiscounted cash flows are marginally greater than the carrying values, if at March 31, 2022, the 3-year time-charter rates were reduced by either 5% or 10%, none of those ten vessels would have been impaired. If at March 31, 2022, the 10-year historical average of actual spot charter rates earned by our vessels, adjusted to exclude years which management has determined as outliers, was reduced by either 5% or 10%, nil or eight, respectively, of the ten vessels would have been impaired, resulting in an impairment of $nil or $101.9 million, respectively. For additional information about our impairment policies, please read "Item 5 – Operating and Financial Review and Prospects - Critical Accounting Estimates - Vessel Impairment" in our Annual Report on Form 20-F for the year ended December 31, 2021.

FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the three months ended March 31, 2022, contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, among others, statements regarding:

•the expected scope, duration and effects of the COVID-19 pandemic, including the effects on our industry and business, including our liquidity and the potential effect on typical seasonal variations in tanker rates;
•conditions and fundamentals of the markets in which we operate, including the balance of supply and demand in these markets and spot tanker charter rates and volatility;
•the impact of future changes in global economic conditions and in the demand for and price of oil;
•forecasts relating to worldwide tanker fleet growth;
•meeting our going concern requirements and our liquidity needs, and the liquidity needs of Teekay Tankers, anticipated funds and sources of financing for liquidity needs and the sufficiency of cash flows, and our estimation that we and Teekay Tankers will have sufficient liquidity for at least the next 12 months;
•our business strategy and other plans and objectives for future operations;
•expected uses of proceeds from our financings;
•compliance with financing agreements, including the potential effects and the expected effect of restrictive covenants in such agreements;
•our expectations regarding the amounts and settlements of recycling, decommissioning and/or other asset retirement obligations related to the Petrojarl Banff FPSO and the Petrojarl Foinaven FPSO, including our expectations regarding the amount payable by the charterer of the Petrojarl Foinaven FPSO upon redelivery of the FPSO to us;
•our expectations regarding the occurrence and timing of the sale of the Sevan Hummingbird FPSO unit, the use of sale proceeds to cover any remaining decommissioning costs and our expectations regarding any future recycling costs and obligations with respect to the unit;
•the impact and expected cost of, and our ability to comply with, new and existing governmental regulations and maritime self-regulatory organization standards applicable to our business;
•expected costs, newbuilding deliveries, acquisitions and conversions, timing of redeliveries and the commencement of any related charters or other contracts;
•our expectations regarding fleet renewal and financing fleet renewal expenditures;
•the legal merits and expected outcome of the claim for breakage cost reimbursements that was filed against Teekay Tankers;
•the impact of the invasion of Ukraine by Russia on the economy, our industry and our business, including as the result of sanctions on Russian companies and individuals;
•operating expenses, availability of crew and crewing costs, number of off-hire days, dry-docking requirements and durations and the adequacy and cost of insurance;
•our hedging activities relating to foreign exchange, interest rate and spot tanker market risks, and the effects of fluctuations in foreign exchange, interest rate and spot tanker market rates on our business and results of operations;
•our expectations regarding tax positions, liabilities and classifications;
•our expectations regarding, and our accounting estimates and the level of expected changes in our provisions for uncertain tax positions relating to freight taxes in the next 12 months;
•the future valuation or impairment of our assets, including our goodwill;
•our expectations regarding pattern of expense recognition of chartered-in vessels; and
•our expectations regarding the impact of proposed accounting treatment or new accounting guidance.
Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: failure to achieve or the delay in achieving expected benefits of our financing initiatives; changes in oil prices; changes in vessel values; changes in production of or demand for oil or petroleum products, either generally or in particular regions; changes in anticipated levels of vessel newbuilding orders or deliveries or rates of vessel scrapping; OPEC+ production and supply levels; the duration and extent of the COVID-19 pandemic, including variants of the virus, and any resulting effects on the markets in which we operate; the impact of the COVID-19 pandemic, including variants of the virus, on our ability to maintain safe and efficient operations; higher than expected costs and/or delays associated with the remediation or the decommissioning/recycling of the Petrojarl Foinaven FPSO; our ability to fund the recycling costs of the Petrojarl Foinaven FPSO under the agreed contractual terms with the customer; competitive factors in the markets in which we operate; the occurrence and anticipated timing of future charter termination, decommissioning and completion of the sale of the Sevan Hummingbird FPSO unit; our expectations regarding the use of sale proceeds of the Sevan Hummingbird FPSO unit to cover any remaining decommissioning costs; our expectations regarding any future recycling costs and obligations with respect to the Sevan Hummingbird FPSO; loss of any customer, time charter or vessel; potential delays or cancellations of anticipated vessel deliveries or purchase; changes in the financial stability of our charterers; changes in trading patterns significantly affecting overall vessel tonnage requirements; the timing of implementation of new laws and regulations; political, governmental and economic instability in the regions and markets in which we operate; Russia's invasion of Ukraine and related sanctions; the application of sanctions to us or any of our counterparties or joint venture parties; the impact of geopolitical tensions and changes in global economic conditions; spot tanker market rate fluctuations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil or demand for FPSOs; the outcome of discussions or legal action with third parties relating to existing or potential disputes or claims; potential inability to obtain charters; the potential for early termination of long-term contracts and our ability to renew or replace long-term contracts or complete existing contract negotiations; cost overruns; our exposure to interest rate and currency exchange rate fluctuations; changes in our expenses; changes in tax regulations or the outcome of tax positions; our future capital expenditure requirements and the inability to secure financing for such requirements; our potential inability to raise financing to refinance debt maturities; conditions in the capital markets and lending markets; the availability of future growth opportunities and our potential inability to pursue such opportunities; and other factors discussed in our filings from time to time with the SEC, including in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY CORPORATION AND SUBSIDIARIES
MARCH 31, 2022
PART II – OTHER INFORMATION
Item 1 – Legal Proceedings
See “Part I – Item 1 – Financial Statements: Note 11b – Commitments and Contingencies – Legal Proceedings and Claims” in this Report.
Item 1A – Risk Factors
In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information – Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2021, which could materially affect our business, financial condition or results of operations and the price and value of our securities.
Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds
None.
Item 3 – Defaults Upon Senior Securities
None.
Item 4 – Mine Safety Disclosures
Not applicable.
Item 5 – Other Information
None.
Item 6 – Exhibits
None.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY:

•REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 033-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;
•REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;
•REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004;
•REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-147683) FILED WITH THE SEC ON NOVEMBER 28, 2007;
•REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-166523) FILED WITH THE SEC ON MAY 5, 2010;
•REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-187142) FILED WITH THE SEC ON MARCH 8, 2013;
•REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-212787) FILED WITH THE SEC ON JULY 29, 2016; AND
•REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-251793) FILED WITH THE SEC ON DECEMBER 29, 2020.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: May 19, 2022	By:	/s/ Vincent Lok
Vincent Lok Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)